Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failur keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applica would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

SEC Mail Processing Section JUN 29 2016 Washington DC 412



16019864

1. State the name of the applicant: NASDAQ BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different): Office of General Counsel, 805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number: Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: John Yetter, Vice President, Office of General Counsel, 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant: Edward S. Knight, 805 King Farm Blvd., Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

SEC 16 JUN 28 PM 1:05 TM RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/16 (MM/DD/YY) NASDAQ BX, Inc. (Name of applicant)

By: [signature] (Signature) John M. Yetter, Vice President and Deputy GC (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires ______ County of Montgomery State of [illegible]

SHARON BRADFORD NOTARY PUBLIC STATE OF MARYLAND My Commission Expires January 4, 2017

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NASDAQ BX, INC.

FORM 1 – Amendment of June 28, 2016

NASDAQ BX, INC.

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 6/17/2016)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/17/2016)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=nasdaq_bx. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at **http://nasdaqbx.cchwallstreet.com/**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for NASDAQ BX are attached. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2015 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019316000020/ndaq-20151231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of NASDAQ BX, Inc., a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.


Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 28, 2016

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 28, 2016

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ BX, Inc. is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,



John M. Yetter

NASDAQ BX, INC.

FORM 1 – Amendment of June 28, 2016

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Bwise Internal Control Inc.
4. Consolidated Securities Source LLC
5. Directors Desk, LLC
6. Dorsey, Wright & Associates, LLC
7. ExactEquity, LLC
8. Execution Access, LLC
9. FinQloud LLC
10. FINRA/NASDAQ Trade Reporting Facility LLC
11. FTEN, Inc.
12. Global Network Content Services, LLC
13. GlobeNewswire, Inc.
14. GraniteBlock, Inc.
15. Granite Redux, Inc.
16. Inet Futures Exchange, LLC
17. Kleos Managed Services Holdings, LLC
18. Kleos Managed Services, L.P.
19. Marketwire, Inc.
20. MW Holdco (2006) Inc.
21. Nasdaq Commodities Clearing LLC
22. Nasdaq Corporate Solutions, Inc.
23. Nasdaq Corporate Solutions, LLC
24. NASDAQ Energy Futures, LLC
25. Nasdaq Execution Services, LLC
26. NASDAQ Futures, Inc.
27. NASDAQ Global, Inc.
28. Nasdaq, Inc.
29. Nasdaq Information, LLC
30. Nasdaq International Market Initiatives, Inc.
31. NASDAQ OMX BX Equities LLC
32. NASDAQ OMX Event Technologies LLC (liquidated in 2015)
33. NASDAQ OMX (San Francisco) Insurance LLC
34. NASDAQ Options Services, LLC
35. NASDAQ PHLX LLC
36. Nasdaq Technology Services, LLC
37. Norway Acquisition LLC
38. NPM Securities, LLC
39. Operations & Compliance Network, LLC
40. SecondMarket Labs, LLC
41. SecondMarket Solutions, Inc.

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

42. SMTX, LLC
43. The NASDAQ Options Market LLC
44. The NASDAQ Private Market, LLC
45. The NASDAQ Stock Market, LLC
46. The Stock Clearing Corporation of Philadelphia

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
3. AB NASDAQ OMX Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus
6. AS Latvijas Centralais depozitarijs
7. BoardVantage (HK) Limited
8. BoardVantage (UK) Limited
9. BoardVantage Singapore Pte. Limited
10. Bwise Beheer B.V.
11. Bwise B.V.
12. Bwise Development B.V. (merged out of existence in 2015)
13. Bwise Germany GmbH
14. Bwise Holding B.V.
15. "Central Depository of Armenia" Open Joint Stock Company (partially sold in 2015)
16. Clearing Control CC AB
17. Egypt for Information Dissemination Company
18. Eignarhaldsfelagid Verdbrefathing hf.
19. Ensoleillement Inc.
20. European Central Counterparty N.V.
21. Farm Church Holdings ULC
22. FTEN Europe Ltd (dissolved in 2015)
23. Hugin AS
24. Indxis Ltd
25. Marketwire China Holding (HK) Ltd.
26. Marketwired L.P.
27. Marketwired UK Ltd
28. Nasdaq AB
29. Nasdaq (Asia Pacific) Pte. Ltd.
30. Nasdaq Australia Holding Pty Ltd
31. Nasdaq Broker Services AB
32. Nasdaq Canada Inc.
33. Nasdaq Clearing AB
34. Nasdaq Copenhagen A/S
35. Nasdaq Corporate Solutions Canada ULC
36. Nasdaq Corporate Solutions (India) Private Limited
37. Nasdaq Corporate Solutions International Limited
38. Nasdaq CSD Iceland hf.
39. Nasdaq CXC Limited
40. Nasdaq Exchange and Clearing Services AB

41. Nasdaq Helsinki Ltd
42. Nasdaq Holding AB
43. Nasdaq Holding Denmark A/S
44. Nasdaq Holding Luxembourg Sárl
45. Nasdaq Iceland hf.
46. Nasdaq International Ltd
47. Nasdaq Ltd
48. Nasdaq NLX Ltd
49. Nasdaq Nordic Ltd
50. "NASDAQ OMX Armenia" Open Joint Stock Company (partially sold in 2015)
51. NASDAQ OMX Europe Ltd
52. NASDAQ OMX France SAS
53. NASDAQ Germany GmbH
54. NASDAQ Korea Ltd.
55. Nasdaq Oslo ASA
56. Nasdaq Pty Ltd
57. Nasdaq Riga, AS
58. Nasdaq Stockholm AB
59. Nasdaq Tallinn AS
60. Nasdaq Technology AB
61. Nasdaq Technology Canada Inc.
62. Nasdaq Technology Energy Systems AS
63. Nasdaq Technology Italy Srl
64. Nasdaq Technology (Japan) Ltd
65. Nasdaq Teknoloji Servisi Limited Sirketi
66. Nasdaq Treasury AB
67. Nasdaq Vilnius Services UAB
68. OMX Netherlands B.V.
69. OMX Netherlands Holding B.V.
70. OMX Technology Ltd (dissolved in 2015)
71. OMX Technology (UK) Ltd (dissolved in 2015)
72. OMX Treasury Euro AB
73. OMX Treasury Euro Holding AB
74. Shareholder.com B.V.
75. SMARTS (Asia) Ltd
76. SMARTS Broker Compliance Pty Ltd
77. SMARTS Group Europe Ltd (dissolved in 2015)
78. SMARTS Group Holdings Pty Ltd
79. SMARTS Market Surveillance Pty Ltd
80. TOM Broker B.V.
81. TOM B.V.
82. TOM Holding N.V.

NASDAQ BX, INC.

FORM 1 – Amendment of June 28, 2016

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	60
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	16
Margin Deposits & Default Fund	0
Total Current Assets	**76**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,400
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,400**
Total Assets	**1,476**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(59)
Current Deferred Tax Liability	0
Current Liabilities	**(59)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	558
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**558**
Total Liabilities	**499**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,227)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**977**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**977**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,476**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	(7)
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	610
Investments	0
Total Receivables - Net	5,185
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	13
Margin Deposits & Default Fund	0
Total Current Assets	**5,807**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**5,807**
LIABILITIES	
Total AP and Accrued Expenses	1,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,086
Deferred Revenue	2,793
Current Portion Capital Leases	0
Other Accrued Liabilities	332
Current Deferred Tax Liability	0
Current Liabilities	**5,306**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,306**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	2,816
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**501**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**501**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,807**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	11,964
Other Revenues	72
Total Revenues	**12,036**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,036**
Operating Expenses:	
Compensation and Benefits	5,332
Marketing and Advertising	510
Depr and Amortization	0
Professional and Contract Services	344
Computer Ops and Data Communication	1,709
Occupancy	23
Regulatory	0
General Administrative and Other	1,155
Merger Related Expenses Total	0
Total Operating Expenses	**9,074**
Operating Income	**2,963**
Total Interest Income	(0)
Total Interest Expense	(17)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,946
Income Tax Provisions	**0**
Net Income	**2,946**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,946**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Consolidated Securities Source LLC

(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,444
Current Deferred Tax	102
Current Restricted Cash	0
Other Current Assets	29,994
Margin Deposits & Default Fund	0
Total Current Assets	**31,541**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	6,573
Other Intangibles	523
Non Current Deferred Taxes	13
Other Long Term Assets	0
Total Long Term Assets	**7,152**
Total Assets	**38,692**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	44
Deferred Revenue	6,742
Current Portion Capital Leases	0
Other Accrued Liabilities	47
Current Deferred Tax Liability	0
Current Liabilities	**6,835**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,404
Non-current deferred revenue	433
All Other Long Term Liabilities	522
Long Term Liabilities	**2,359**
Total Liabilities	**9,194**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	24,917
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**29,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**29,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**38,692**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	15,074
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15,074**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,074**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	7
Depr and Amortization	61
Professional and Contract Services	4
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	633
Merger Related Expenses Total	0
Total Operating Expenses	**725**
Operating Income	**14,348**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,348
Income Tax Provisions	**5,780**
Net Income	**8,568**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**8,568**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	4,847
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	22,199
Margin Deposits & Default Fund	0
Total Current Assets	**27,687**
Long Term Assets:	
Total Property and Equipment - Net	1,304
Goodwill	82,417
Other Intangibles	138,225
Non Current Deferred Taxes	0
Other Long Term Assets	42
Total Long Term Assets	**221,988**
Total Assets	**249,675**
LIABILITIES	
Total AP and Accrued Expenses	172
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,949
Deferred Revenue	683
Current Portion Capital Leases	0
Other Accrued Liabilities	74
Current Deferred Tax Liability	0
Current Liabilities	**3,878**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,878**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	19,408
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**245,797**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**245,797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**249,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(6)
Global Listing Services	0
Global Information Services	30,560
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**30,554**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,554**
Operating Expenses:	
Compensation and Benefits	5,849
Marketing and Advertising	190
Depr and Amortization	2,509
Professional and Contract Services	819
Computer Ops and Data Communication	390
Occupancy	168
Regulatory	0
General Administrative and Other	674
Merger Related Expenses Total	546
Total Operating Expenses	**11,145**
Operating Income	**19,408**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,408
Income Tax Provisions	**0**
Net Income	**19,408**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**19,408**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	611
Margin Deposits & Default Fund	0
Total Current Assets	**611**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,861
Other Intangibles	738
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,599**
Total Assets	**3,210**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	136
Current Portion Capital Leases	0
Other Accrued Liabilities	2
Current Deferred Tax Liability	0
Current Liabilities	**138**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(35)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(35)**
Total Liabilities	**103**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	107
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,107**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,107**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,210**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	488
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**488**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**488**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	319
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**325**
Operating Income	**163**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	163
Income Tax Provisions	**67**
Net Income	**96**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**96**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	46,139
Investments	0
Total Receivables - Net	924
Current Deferred Tax	597
Current Restricted Cash	250
Other Current Assets	19,000
Margin Deposits & Default Fund	0
Total Current Assets	**66,910**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**66,910**
LIABILITIES	
Total AP and Accrued Expenses	210
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	816
Deferred Revenue	712
Current Portion Capital Leases	0
Other Accrued Liabilities	4,005
Current Deferred Tax Liability	0
Current Liabilities	**5,742**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**5,933**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	10,122
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,978**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,978**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,910**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	38,913
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**38,913**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,830)**
Total Cost of Revenues	**(2,830)**
Revenues less Cost of Revenues	**36,083**
Operating Expenses:	
Compensation and Benefits	2,990
Marketing and Advertising	7
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	171
Occupancy	243
Regulatory	98
General Administrative and Other	1,717
Merger Related Expenses Total	0
Total Operating Expenses	**5,226**
Operating Income	**30,857**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	30,857
Income Tax Provisions	**13,877**
Net Income	**16,980**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,980**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	8,054
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	36,694
Margin Deposits & Default Fund	0
Total Current Assets	**44,748**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**44,748**
LIABILITIES	
Total AP and Accrued Expenses	1,699
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	187
Current Deferred Tax Liability	0
Current Liabilities	**1,886**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,886**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	38,862
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**42,862**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**42,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**44,748**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	21,654
Global Listing Services	0
Global Information Services	8,074
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,728**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,728**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	890
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	10,139
General Administrative and Other	1,089
Merger Related Expenses Total	0
Total Operating Expenses	**12,118**
Operating Income	**17,610**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,610
Income Tax Provisions	**7,460**
Net Income	**10,151**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,151**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	4,436
Current Deferred Tax	1,516
Current Restricted Cash	0
Other Current Assets	80,893
Margin Deposits & Default Fund	0
Total Current Assets	**86,845**
Long Term Assets:	
Total Property and Equipment - Net	1,533
Goodwill	585,751
Other Intangibles	651,623
Non Current Deferred Taxes	11,596
Other Long Term Assets	52,568
Total Long Term Assets	**1,303,072**
Total Assets	**1,389,917**
LIABILITIES	
Total AP and Accrued Expenses	557
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,145
Current Deferred Tax Liability	289
Current Liabilities	**4,316**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,715
Non-current deferred revenue	0
All Other Long Term Liabilities	296
Long Term Liabilities	**25,011**
Total Liabilities	**29,327**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,415,821
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(55,232)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,360,589**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,360,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,389,917**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,154)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	23,397
Other Revenues	20
Total Revenues	**21,263**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(252)**
Total Cost of Revenues	**(252)**
Revenues less Cost of Revenues	**21,011**
Operating Expenses:	
Compensation and Benefits	2,038
Marketing and Advertising	6
Depr and Amortization	10,723
Professional and Contract Services	182
Computer Ops and Data Communication	5,110
Occupancy	870
Regulatory	0
General Administrative and Other	2,049
Merger Related Expenses Total	0
Total Operating Expenses	**20,978**
Operating Income	**33**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	34
Income Tax Provisions	**(414)**
Net Income	**448**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**448**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,594
Current Deferred Tax	54
Current Restricted Cash	0
Other Current Assets	55,367
Margin Deposits & Default Fund	0
Total Current Assets	**58,016**
Long Term Assets:	
Total Property and Equipment - Net	250
Goodwill	12,684
Other Intangibles	470
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**13,403**
Total Assets	**71,419**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	15
Deferred Revenue	275
Current Portion Capital Leases	0
Other Accrued Liabilities	3,621
Current Deferred Tax Liability	0
Current Liabilities	**3,915**
Total Long Term Debt	0
Non Current Deferred Tax Liability	181
Non-current deferred revenue	2
All Other Long Term Liabilities	131
Long Term Liabilities	**314**
Total Liabilities	**4,229**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	53,537
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**67,190**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**67,190**
Total Liabilities Non Controlling Interest and Stockholders Equity	**71,419**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	26,205
Market Technology Revenues	0
Other Revenues	5,124
Total Revenues	**31,329**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**31,329**
Operating Expenses:	
Compensation and Benefits	32
Marketing and Advertising	0
Depr and Amortization	299
Professional and Contract Services	(240)
Computer Ops and Data Communication	17
Occupancy	63
Regulatory	0
General Administrative and Other	2,252
Merger Related Expenses Total	0
Total Operating Expenses	**2,422**
Operating Income	**28,907**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	28,907
Income Tax Provisions	**12,210**
Net Income	**16,697**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16,697**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	8,556
Other Intangibles	0
Non Current Deferred Taxes	603
Other Long Term Assets	33,238
Total Long Term Assets	**42,396**
Total Assets	**42,396**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,277
Current Deferred Tax Liability	0
Current Liabilities	**1,277**
Total Long Term Debt	0
Non Current Deferred Tax Liability	9,063
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**9,063**
Total Liabilities	**10,339**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,181)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**32,057**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**32,057**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,396**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,181**
Net Income	**(1,181)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,181)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	19,841
Other Intangibles	0
Non Current Deferred Taxes	4,621
Other Long Term Assets	88,784
Total Long Term Assets	**113,245**
Total Assets	**113,245**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,411
Current Deferred Tax Liability	0
Current Liabilities	**3,411**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,206
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**24,206**
Total Liabilities	**27,616**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,154)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**85,629**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**85,629**
Total Liabilities Non Controlling Interest and Stockholders Equity	**113,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**3,154**
Net Income	**(3,154)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,154)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	718
Current Deferred Tax	1,038
Current Restricted Cash	0
Other Current Assets	1,824
Margin Deposits & Default Fund	0
Total Current Assets	**3,580**
Long Term Assets:	
Total Property and Equipment - Net	11,330
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	214
Other Long Term Assets	17
Total Long Term Assets	**11,561**
Total Assets	**15,141**
LIABILITIES	
Total AP and Accrued Expenses	539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,355
Deferred Revenue	64
Current Portion Capital Leases	78
Other Accrued Liabilities	3,844
Current Deferred Tax Liability	0
Current Liabilities	**6,880**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,620
Non-current deferred revenue	0
All Other Long Term Liabilities	596
Long Term Liabilities	**5,216**
Total Liabilities	**12,096**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,650
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,046**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,046**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	7,359
Global Listing Services	0
Global Information Services	12,700
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**20,058**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,058**
Operating Expenses:	
Compensation and Benefits	7,247
Marketing and Advertising	13
Depr and Amortization	2,852
Professional and Contract Services	1,657
Computer Ops and Data Communication	3,347
Occupancy	1,104
Regulatory	0
General Administrative and Other	2,458
Merger Related Expenses Total	20
Total Operating Expenses	**18,699**
Operating Income	**1,360**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,360
Income Tax Provisions	**704**
Net Income	**656**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**656**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire, Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	71
Current Deferred Tax	307
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**378**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**75**
Total Assets	**453**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	784
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,630
Current Deferred Tax Liability	0
Current Liabilities	**4,414**
Total Long Term Debt	0
Non Current Deferred Tax Liability	12
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**12**
Total Liabilities	**4,427**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,864)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,973)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,973)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**453**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	457
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**457**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**457**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	39
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**40**
Operating Income	**417**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	417
Income Tax Provisions	**130**
Net Income	**288**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**288**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	87
Investments	0
Total Receivables - Net	2,561
Current Deferred Tax	(330)
Current Restricted Cash	0
Other Current Assets	29,263
Margin Deposits & Default Fund	0
Total Current Assets	**31,580**
Long Term Assets:	
Total Property and Equipment - Net	7,549
Goodwill	30,997
Other Intangibles	3,070
Non Current Deferred Taxes	0
Other Long Term Assets	18,256
Total Long Term Assets	**59,872**
Total Assets	**91,451**
LIABILITIES	
Total AP and Accrued Expenses	2,188
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(992)
Deferred Revenue	11
Current Portion Capital Leases	0
Other Accrued Liabilities	5,284
Current Deferred Tax Liability	0
Current Liabilities	**6,491**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,757
Non-current deferred revenue	0
All Other Long Term Liabilities	133
Long Term Liabilities	**3,891**
Total Liabilities	**10,382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	32,071
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**81,069**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**81,069**
Total Liabilities Non Controlling Interest and Stockholders Equity	**91,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	39,562
Market Technology Revenues	0
Other Revenues	4,284
Total Revenues	**43,846**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**43,846**
Operating Expenses:	
Compensation and Benefits	1,344
Marketing and Advertising	4
Depr and Amortization	2,304
Professional and Contract Services	(392)
Computer Ops and Data Communication	20
Occupancy	(129)
Regulatory	0
General Administrative and Other	1,620
Merger Related Expenses Total	(106)
Total Operating Expenses	**4,665**
Operating Income	**39,181**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	39,181
Income Tax Provisions	**16,023**
Net Income	**23,158**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**23,158**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	12,190
Current Deferred Tax	9,210
Current Restricted Cash	0
Other Current Assets	1,084
Margin Deposits & Default Fund	0
Total Current Assets	**22,484**
Long Term Assets:	
Total Property and Equipment - Net	38,549
Goodwill	215,720
Other Intangibles	47,218
Non Current Deferred Taxes	105
Other Long Term Assets	1,381
Total Long Term Assets	**302,973**
Total Assets	**325,457**
LIABILITIES	
Total AP and Accrued Expenses	21,177
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	21,697
Deferred Revenue	4,512
Current Portion Capital Leases	0
Other Accrued Liabilities	66,205
Current Deferred Tax Liability	0
Current Liabilities	**113,592**
Total Long Term Debt	0
Non Current Deferred Tax Liability	27,240
Non-current deferred revenue	152
All Other Long Term Liabilities	557
Long Term Liabilities	**27,949**
Total Liabilities	**141,541**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(68,936)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**183,916**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**183,916**
Total Liabilities Non Controlling Interest and Stockholders Equity	**325,457**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	140,055
Market Technology Revenues	(1)
Other Revenues	891
Total Revenues	**140,944**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**140,944**
Operating Expenses:	
Compensation and Benefits	94,927
Marketing and Advertising	1,207
Depr and Amortization	15,005
Professional and Contract Services	63,119
Computer Ops and Data Communication	11,780
Occupancy	5,244
Regulatory	0
General Administrative and Other	23,080
Merger Related Expenses Total	(803)
Total Operating Expenses	**213,558**
Operating Income	**(72,614)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(72,614)
Income Tax Provisions	**(30,535)**
Net Income	**(42,080)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(42,080)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,000
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	287
Margin Deposits & Default Fund	0
Total Current Assets	**1,287**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,287**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,711
Current Deferred Tax Liability	0
Current Liabilities	**1,711**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,711**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(425)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(425)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(425)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	492
Marketing and Advertising	150
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**642**
Operating Income	**(642)**
Total Interest Income	0
Total Interest Expense	(69)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(711)
Income Tax Provisions	**(287)**
Net Income	**(425)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(425)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,990
Investments	240
Total Receivables - Net	0
Current Deferred Tax	75
Current Restricted Cash	250
Other Current Assets	5,598
Margin Deposits & Default Fund	0
Total Current Assets	**16,153**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**21,732**
LIABILITIES	
Total AP and Accrued Expenses	4,539
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	225
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	60
Current Deferred Tax Liability	0
Current Liabilities	**4,823**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1,519)
Non-current deferred revenue	0
All Other Long Term Liabilities	36
Long Term Liabilities	**(1,483)**
Total Liabilities	**3,340**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,916)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**18,392**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**18,392**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,732**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	32,700
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,700**
COST OF REVENUES	
Liquidity Rebates	**17**
Brokerage, Clearance and Exchange Fees	**(29,389)**
Total Cost of Revenues	**(29,372)**
Revenues less Cost of Revenues	**3,328**
Operating Expenses:	
Compensation and Benefits	1,633
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	59
Occupancy	95
Regulatory	0
General Administrative and Other	242
Merger Related Expenses Total	0
Total Operating Expenses	**2,031**
Operating Income	**1,297**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,297
Income Tax Provisions	**683**
Net Income	**614**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**614**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9,985
Investments	0
Total Receivables - Net	1
Current Deferred Tax	229
Current Restricted Cash	0
Other Current Assets	1,711
Margin Deposits & Default Fund	0
Total Current Assets	**11,926**
Long Term Assets:	
Total Property and Equipment - Net	391
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**391**
Total Assets	**12,317**
LIABILITIES	
Total AP and Accrued Expenses	1,292
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	538
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,489
Current Deferred Tax Liability	0
Current Liabilities	**5,319**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(21)
Non-current deferred revenue	0
All Other Long Term Liabilities	4
Long Term Liabilities	**(18)**
Total Liabilities	**5,301**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,393
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,378)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,016**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,016**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,317**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3,661)**
Total Cost of Revenues	**(3,661)**
Revenues less Cost of Revenues	**(3,661)**
Operating Expenses:	
Compensation and Benefits	1,672
Marketing and Advertising	(84)
Depr and Amortization	88
Professional and Contract Services	774
Computer Ops and Data Communication	1,154
Occupancy	119
Regulatory	348
General Administrative and Other	552
Merger Related Expenses Total	12
Total Operating Expenses	**4,634**
Operating Income	**(8,295)**
Total Interest Income	69
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,226)
Income Tax Provisions	**(3,374)**
Net Income	**(4,852)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,852)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	641
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	595,935
Margin Deposits & Default Fund	0
Total Current Assets	**596,576**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	227,649
Other Long Term Assets	4,396,405
Total Long Term Assets	**4,624,054**
Total Assets	**5,220,630**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	241,386
Current Deferred Tax Liability	(610)
Current Liabilities	**241,528**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	538
Long Term Liabilities	**538**
Total Liabilities	**242,066**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(322,074)
Total Retained Earnings	666,225
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,978,564**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,978,564**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,220,630**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	389
Merger Related Expenses Total	0
Total Operating Expenses	**389**
Operating Income	**(389)**
Total Interest Income	10,191
Total Interest Expense	(3,023)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,779
Income Tax Provisions	**1,526**
Net Income	**5,253**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,253**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	122,198
Investments	11,892
Total Receivables - Net	96,368
Current Deferred Tax	(15,101)
Current Restricted Cash	0
Other Current Assets	502,887
Margin Deposits & Default Fund	0
Total Current Assets	**718,245**
Long Term Assets:	
Total Property and Equipment - Net	64,020
Goodwill	10,453
Other Intangibles	1,899
Non Current Deferred Taxes	51,208
Other Long Term Assets	7,723,141
Total Long Term Assets	**7,850,722**
Total Assets	**8,568,967**
LIABILITIES	
Total AP and Accrued Expenses	96,486
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	36,711
Deferred Revenue	2,221
Current Portion Capital Leases	0
Other Accrued Liabilities	2,109,243
Current Deferred Tax Liability	5,427
Current Liabilities	**2,250,089**
Total Long Term Debt	2,364,021
Non Current Deferred Tax Liability	6,931
Non-current deferred revenue	0
All Other Long Term Liabilities	62,288
Long Term Liabilities	**2,433,240**
Total Liabilities	**4,683,328**

EQUITY	
Common Stock Total	1,747
Common Stock in Treasury Total	(110,906)
Additional Paid in Capital	2,995,647
Accumulated Other Comprehensive Income/(Loss)	16,535
Total Retained Earnings	982,615
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,885,639**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,885,639**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,568,967**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(12)
Global Listing Services	1,852
Global Information Services	88,258
Corporate Solutions	1
Market Technology Revenues	(621)
Other Revenues	100,475
Total Revenues	**189,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,953**
Operating Expenses:	
Compensation and Benefits	176,944
Marketing and Advertising	10,110
Depr and Amortization	16,394
Professional and Contract Services	34,147
Computer Ops and Data Communication	13,787
Occupancy	6,240
Regulatory	0
General Administrative and Other	30,362
Merger Related Expenses Total	7,129
Total Operating Expenses	**295,114**
Operating Income	**(105,160)**
Total Interest Income	331
Total Interest Expense	(119,004)
Dividend and Investment Income	57
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(223,777)
Income Tax Provisions	**(72,430)**
Net Income	**(151,347)**
Net (income) expense attributable to noncontrolling interests	1,377
Net Income attributable to Nasdaq, Inc.	**(149,969)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	200
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	108,168
Margin Deposits & Default Fund	0
Total Current Assets	**108,368**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**108,368**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	440
Current Deferred Tax Liability	0
Current Liabilities	**494**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**533**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	106,835
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**107,835**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**107,835**
Total Liabilities Non Controlling Interest and Stockholders Equity	**108,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	66
Global Listing Services	0
Global Information Services	49,953
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	16
Total Revenues	**50,035**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50,035**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	17
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1,474
Merger Related Expenses Total	0
Total Operating Expenses	**1,491**
Operating Income	**48,544**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	48,544
Income Tax Provisions	**20,599**
Net Income	**27,945**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,945**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	160
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**160**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**160**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,370
Current Deferred Tax Liability	0
Current Liabilities	**1,413**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(1)**
Total Liabilities	**1,412**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(4,895)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,253)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,253)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**160**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	412
Marketing and Advertising	18
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	25
Merger Related Expenses Total	0
Total Operating Expenses	**470**
Operating Income	**(470)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(470)
Income Tax Provisions	**(269)**
Net Income	**(200)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(200)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	9
Total Receivables - Net	7,931
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	184,928
Margin Deposits & Default Fund	0
Total Current Assets	**192,868**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**192,868**
LIABILITIES	
Total AP and Accrued Expenses	150
SEC 31a Payable to the SEC	9,279
Accrued Personnel Costs	0
Deferred Revenue	282
Current Portion Capital Leases	0
Other Accrued Liabilities	2,188
Current Deferred Tax Liability	0
Current Liabilities	**11,899**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	137
Long Term Liabilities	**137**
Total Liabilities	**12,036**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	196,131
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**180,831**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**180,831**
Total Liabilities Non Controlling Interest and Stockholders Equity	**192,868**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	101,012
Global Listing Services	0
Global Information Services	17,579
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	213
Total Revenues	**118,804**
COST OF REVENUES	
Liquidity Rebates	**(38,321)**
Brokerage, Clearance and Exchange Fees	**(27,647)**
Total Cost of Revenues	**(65,969)**
Revenues less Cost of Revenues	**52,835**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	57
Computer Ops and Data Communication	42
Occupancy	0
Regulatory	342
General Administrative and Other	1,658
Merger Related Expenses Total	0
Total Operating Expenses	**2,099**
Operating Income	**50,737**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	50,737
Income Tax Provisions	**0**
Net Income	**50,737**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50,737**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

Notes: This entity has been liquidated

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	(113)
Current Restricted Cash	0
Other Current Assets	1,264
Margin Deposits & Default Fund	0
Total Current Assets	**1,150**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	17,336
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**17,336**
Total Assets	**18,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,396
Non-current deferred revenue	0
All Other Long Term Liabilities	42
Long Term Liabilities	**1,438**
Total Liabilities	**1,438**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(7,665)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,048**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,048**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,486**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(117)**
Net Income	**117**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**117**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	558
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	124
Margin Deposits & Default Fund	0
Total Current Assets	**681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**681**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1
Current Deferred Tax Liability	0
Current Liabilities	**1**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,282
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,602)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**680**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**680**
Total Liabilities Non Controlling Interest and Stockholders Equity	**681**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(15)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(15)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**15**
Total Cost of Revenues	**15**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	12
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**15**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**(7)**
Net Income	**(8)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	8
Investments	10
Total Receivables - Net	33,360
Current Deferred Tax	1,922
Current Restricted Cash	0
Other Current Assets	3,741
Margin Deposits & Default Fund	0
Total Current Assets	**39,041**
Long Term Assets:	
Total Property and Equipment - Net	15,592
Goodwill	503,610
Other Intangibles	286,304
Non Current Deferred Taxes	18,862
Other Long Term Assets	48,664
Total Long Term Assets	**873,033**
Total Assets	**912,074**
LIABILITIES	
Total AP and Accrued Expenses	4,277
SEC 31a Payable to the SEC	9,191
Accrued Personnel Costs	4,421
Deferred Revenue	125
Current Portion Capital Leases	0
Other Accrued Liabilities	310,847
Current Deferred Tax Liability	4,536
Current Liabilities	**333,397**
Total Long Term Debt	0
Non Current Deferred Tax Liability	127,086
Non-current deferred revenue	0
All Other Long Term Liabilities	48,641
Long Term Liabilities	**175,726**
Total Liabilities	**509,124**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(5,756)
Total Retained Earnings	335,248
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**402,950**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**402,950**
Total Liabilities Non Controlling Interest and Stockholders Equity	**912,074**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	269,324
Global Listing Services	0
Global Information Services	16,438
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,101
Total Revenues	**287,864**
COST OF REVENUES	
Liquidity Rebates	**(114,487)**
Brokerage, Clearance and Exchange Fees	**(29,904)**
Total Cost of Revenues	**(144,391)**
Revenues less Cost of Revenues	**143,472**
Operating Expenses:	
Compensation and Benefits	13,230
Marketing and Advertising	259
Depr and Amortization	10,561
Professional and Contract Services	104
Computer Ops and Data Communication	592
Occupancy	1,847
Regulatory	2,632
General Administrative and Other	5,229
Merger Related Expenses Total	0
Total Operating Expenses	**34,454**
Operating Income	**109,019**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	(132)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	17,509
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	126,396
Income Tax Provisions	**53,388**
Net Income	**73,009**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**73,009**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	254
Current Deferred Tax	1,107
Current Restricted Cash	0
Other Current Assets	181,024
Margin Deposits & Default Fund	0
Total Current Assets	**182,385**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	369
Other Long Term Assets	(1,011)
Total Long Term Assets	**(642)**
Total Assets	**181,743**
LIABILITIES	
Total AP and Accrued Expenses	935
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,082
Current Deferred Tax Liability	0
Current Liabilities	**4,017**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,308
Long Term Liabilities	**2,308**
Total Liabilities	**6,325**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	155,418
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**175,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**175,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**181,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	71,456
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**71,456**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,456**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	15
Occupancy	18,018
Regulatory	0
General Administrative and Other	3,626
Merger Related Expenses Total	0
Total Operating Expenses	**21,661**
Operating Income	**49,795**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,795
Income Tax Provisions	**1,935**
Net Income	**47,860**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**47,860**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,230
Margin Deposits & Default Fund	0
Total Current Assets	**11,230**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	23,603
Total Long Term Assets	**23,603**
Total Assets	**34,833**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**176**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**176**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	11,140
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**34,657**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**34,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,833**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,786
Other Revenues	0
Total Revenues	**2,786**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,786**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**2,786**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,786
Income Tax Provisions	**0**
Net Income	**2,786**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,786**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	0
Total Receivables - Net	629
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1,179**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,179**
LIABILITIES	
Total AP and Accrued Expenses	724
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	20
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**744**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**744**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	550
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(115)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**435**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,179**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	462
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(137)
Total Revenues	**325**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**325**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	132
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	26
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**176**
Operating Income	**149**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	149
Income Tax Provisions	**146**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Operations & Compliance Network, LLC

(in thousands, unaudited)

Notes: No data in 2015.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	19
Margin Deposits & Default Fund	0
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,541
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,541**
Total Assets	**1,559**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(15)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(15)**
Total Liabilities	**(15)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(48)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,574**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,574**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,559**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	81
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**81**
Operating Income	**(81)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**(34)**
Net Income	**(48)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(48)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	9
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	111
Margin Deposits & Default Fund	0
Total Current Assets	**120**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	6,533
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**8,775**
LIABILITIES	
Total AP and Accrued Expenses	22
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	266
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	365
Current Deferred Tax Liability	0
Current Liabilities	**654**
Total Long Term Debt	0
Non Current Deferred Tax Liability	30
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**30**
Total Liabilities	**683**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(266)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,092**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,092**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	100
Other Revenues	60
Total Revenues	**160**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(10)**
Total Cost of Revenues	**(10)**
Revenues less Cost of Revenues	**150**
Operating Expenses:	
Compensation and Benefits	541
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	10
Occupancy	0
Regulatory	0
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**605**
Operating Income	**(456)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(456)
Income Tax Provisions	**(189)**
Net Income	**(266)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(266)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	667
Investments	0
Total Receivables - Net	20
Current Deferred Tax	0
Current Restricted Cash	38,217
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**38,914**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	198
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**198**
Total Assets	**39,111**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38,458
Current Deferred Tax Liability	0
Current Liabilities	**38,495**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**1**
Total Liabilities	**38,496**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	115
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**615**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**615**
Total Liabilities Non Controlling Interest and Stockholders Equity	**39,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	403
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**403**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**403**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	100
Occupancy	0
Regulatory	11
General Administrative and Other	93
Merger Related Expenses Total	0
Total Operating Expenses	**206**
Operating Income	**197**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	197
Income Tax Provisions	**82**
Net Income	**115**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**115**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	374
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(1)
Margin Deposits & Default Fund	0
Total Current Assets	**373**
Long Term Assets:	
Total Property and Equipment - Net	3,706
Goodwill	0
Other Intangibles	1,558
Non Current Deferred Taxes	0
Other Long Term Assets	10,183
Total Long Term Assets	**15,448**
Total Assets	**15,821**
LIABILITIES	
Total AP and Accrued Expenses	1,408
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	3,985
Current Deferred Tax Liability	0
Current Liabilities	**6,127**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,275
Long Term Liabilities	**1,275**
Total Liabilities	**7,402**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(14,330)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,418**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,821**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	53
Global Information Services	(3)
Corporate Solutions	0
Market Technology Revenues	(3)
Other Revenues	160
Total Revenues	**208**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**208**
Operating Expenses:	
Compensation and Benefits	2,946
Marketing and Advertising	66
Depr and Amortization	1,518
Professional and Contract Services	2,005
Computer Ops and Data Communication	200
Occupancy	254
Regulatory	0
General Administrative and Other	677
Merger Related Expenses Total	294
Total Operating Expenses	**7,961**
Operating Income	**(7,752)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(7,750)
Income Tax Provisions	**0**
Net Income	**(7,750)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(7,750)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - The Nasdaq Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	453
Investments	10
Total Receivables - Net	108,495
Current Deferred Tax	23,200
Current Restricted Cash	0
Other Current Assets	772,451
Margin Deposits & Default Fund	0
Total Current Assets	**904,609**
Long Term Assets:	
Total Property and Equipment - Net	72,102
Goodwill	923,564
Other Intangibles	36,844
Non Current Deferred Taxes	26,682
Other Long Term Assets	32,466
Total Long Term Assets	**1,091,657**
Total Assets	**1,996,266**
LIABILITIES	
Total AP and Accrued Expenses	19,319
SEC 31a Payable to the SEC	78,975
Accrued Personnel Costs	40,197
Deferred Revenue	44,430
Current Portion Capital Leases	845
Other Accrued Liabilities	45,799
Current Deferred Tax Liability	0
Current Liabilities	**229,565**
Total Long Term Debt	0
Non Current Deferred Tax Liability	76,730
Non-current deferred revenue	68,606
All Other Long Term Liabilities	5,740
Long Term Liabilities	**151,075**
Total Liabilities	**380,640**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	907,420
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	708,206
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,615,626**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,615,626**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,996,266**

Nasdaq, Inc.
Unconsolidated Statement of Income - The Nasdaq Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	1,323,808
Global Listing Services	205,571
Global Information Services	217,429
Corporate Solutions	0
Market Technology Revenues	6,796
Other Revenues	21,463
Total Revenues	**1,775,067**
COST OF REVENUES	
Liquidity Rebates	**(817,611)**
Brokerage, Clearance and Exchange Fees	**(259,712)**
Total Cost of Revenues	**(1,077,323)**
Revenues less Cost of Revenues	**697,744**
Operating Expenses:	
Compensation and Benefits	120,214
Marketing and Advertising	13,189
Depr and Amortization	33,083
Professional and Contract Services	19,440
Computer Ops and Data Communication	39,238
Occupancy	20,952
Regulatory	10,457
General Administrative and Other	48,891
Merger Related Expenses Total	110
Total Operating Expenses	**305,574**
Operating Income	**392,170**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	392,170
Income Tax Provisions	**171,353**
Net Income	**220,817**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**220,817**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**72**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	151
Other Long Term Assets	0
Total Long Term Assets	**151**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	4
Current Deferred Tax Liability	0
Current Liabilities	**4**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(8)
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	**4**
Total Liabilities	**8**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(523)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**216**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**216**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,059
Investments	0
Total Receivables - Net	96
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3)
Margin Deposits & Default Fund	0
Total Current Assets	**1,152**
Long Term Assets:	
Total Property and Equipment - Net	415
Goodwill	4,436
Other Intangibles	0
Non Current Deferred Taxes	16
Other Long Term Assets	0
Total Long Term Assets	**4,867**
Total Assets	**6,019**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	79
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(9)
Current Deferred Tax Liability	0
Current Liabilities	**106**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**106**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,933
Accumulated Other Comprehensive Income/(Loss)	(1,334)
Total Retained Earnings	2,314
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**5,913**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,913**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,019**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	1,432
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	53
Total Revenues	**1,485**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,485**
Operating Expenses:	
Compensation and Benefits	561
Marketing and Advertising	7
Depr and Amortization	21
Professional and Contract Services	267
Computer Ops and Data Communication	104
Occupancy	37
Regulatory	29
General Administrative and Other	272
Merger Related Expenses Total	0
Total Operating Expenses	**1,299**
Operating Income	**186**
Total Interest Income	6
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	191
Income Tax Provisions	**30**
Net Income	**161**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**161**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	143
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8
Margin Deposits & Default Fund	0
Total Current Assets	**151**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	81
Total Long Term Assets	**82**
Total Assets	**233**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	16
Current Portion Capital Leases	0
Other Accrued Liabilities	(5)
Current Deferred Tax Liability	0
Current Liabilities	**12**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**12**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	58
Total Retained Earnings	127
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**221**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**233**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	176
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**176**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**176**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2
Professional and Contract Services	99
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**102**
Operating Income	**73**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	73
Income Tax Provisions	**14**
Net Income	**59**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**59**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: Entity has been dissolved.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,361
Investments	0
Total Receivables - Net	235
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	819
Margin Deposits & Default Fund	0
Total Current Assets	**5,415**
Long Term Assets:	
Total Property and Equipment - Net	661
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	7
Other Long Term Assets	295
Total Long Term Assets	**963**
Total Assets	**6,378**
LIABILITIES	
Total AP and Accrued Expenses	3,409
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	102
Deferred Revenue	6
Current Portion Capital Leases	5
Other Accrued Liabilities	58
Current Deferred Tax Liability	0
Current Liabilities	**3,579**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	18
Long Term Liabilities	**18**
Total Liabilities	**3,597**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(508)
Total Retained Earnings	2,925
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,782**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,782**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,722
Global Listing Services	3
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	262
Total Revenues	**2,987**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,987**
Operating Expenses:	
Compensation and Benefits	840
Marketing and Advertising	36
Depr and Amortization	119
Professional and Contract Services	190
Computer Ops and Data Communication	260
Occupancy	89
Regulatory	34
General Administrative and Other	397
Merger Related Expenses Total	0
Total Operating Expenses	**1,963**
Operating Income	**1,024**
Total Interest Income	103
Total Interest Expense	(0)
Dividend and Investment Income	(22)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,105
Income Tax Provisions	**178**
Net Income	**927**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**927**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	80
Current Restricted Cash	0
Other Current Assets	(739)
Margin Deposits & Default Fund	0
Total Current Assets	**(658)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	44,710
Other Intangibles	21,166
Non Current Deferred Taxes	0
Other Long Term Assets	1,066
Total Long Term Assets	**66,943**
Total Assets	**66,285**
LIABILITIES	
Total AP and Accrued Expenses	211
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(377)
Current Deferred Tax Liability	716
Current Liabilities	**550**
Total Long Term Debt	0
Non Current Deferred Tax Liability	5,283
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**5,283**
Total Liabilities	**5,833**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(8,292)
Total Retained Earnings	(11,003)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**60,452**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,285**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	2,650
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	(21)
Total Operating Expenses	**2,701**
Operating Income	**(2,701)**
Total Interest Income	0
Total Interest Expense	(4)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,706)
Income Tax Provisions	**(16)**
Net Income	**(2,689)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,689)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,845
Investments	0
Total Receivables - Net	1,916
Current Deferred Tax	391
Current Restricted Cash	125
Other Current Assets	(3,868)
Margin Deposits & Default Fund	0
Total Current Assets	**408**
Long Term Assets:	
Total Property and Equipment - Net	8,111
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**8,111**
Total Assets	**8,519**
LIABILITIES	
Total AP and Accrued Expenses	463
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,925
Deferred Revenue	4,858
Current Portion Capital Leases	0
Other Accrued Liabilities	3,292
Current Deferred Tax Liability	0
Current Liabilities	**10,537**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**10,537**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,804
Accumulated Other Comprehensive Income/(Loss)	1,385
Total Retained Earnings	(10,465)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(2,018)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(2,018)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	19,340
Other Revenues	3,724
Total Revenues	**23,063**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,063**
Operating Expenses:	
Compensation and Benefits	7,433
Marketing and Advertising	468
Depr and Amortization	3,540
Professional and Contract Services	8,102
Computer Ops and Data Communication	2,333
Occupancy	327
Regulatory	0
General Administrative and Other	3,532
Merger Related Expenses Total	18
Total Operating Expenses	**25,753**
Operating Income	**(2,690)**
Total Interest Income	0
Total Interest Expense	(87)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,777)
Income Tax Provisions	**(41)**
Net Income	**(2,737)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,737)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(884)
Total Retained Earnings	884
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	6
Marketing and Advertising	0
Depr and Amortization	(3)
Professional and Contract Services	0
Computer Ops and Data Communication	(1)
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(2)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	513
Investments	0
Total Receivables - Net	2,741
Current Deferred Tax	(239)
Current Restricted Cash	0
Other Current Assets	(334)
Margin Deposits & Default Fund	0
Total Current Assets	**2,681**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**2,681**
LIABILITIES	
Total AP and Accrued Expenses	(3,507)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	82
Deferred Revenue	1,312
Current Portion Capital Leases	0
Other Accrued Liabilities	(34)
Current Deferred Tax Liability	0
Current Liabilities	**(2,148)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2,148)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,295)
Total Retained Earnings	5,843
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,829**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,829**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,681**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	5,192
Other Revenues	32
Total Revenues	**5,224**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,224**
Operating Expenses:	
Compensation and Benefits	880
Marketing and Advertising	17
Depr and Amortization	0
Professional and Contract Services	4,204
Computer Ops and Data Communication	204
Occupancy	13
Regulatory	0
General Administrative and Other	403
Merger Related Expenses Total	0
Total Operating Expenses	**5,721**
Operating Income	**(496)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(497)
Income Tax Provisions	**(5)**
Net Income	**(492)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(492)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	10
Current Restricted Cash	0
Other Current Assets	(2,997)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,987)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	4,389
Total Long Term Assets	**4,389**
Total Assets	**1,401**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	283
Total Retained Earnings	52
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,401**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,401**

Nasdaq, Inc.
Unconsolidated Statement of Income -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(19)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(20)
Income Tax Provisions	**(5)**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -"Central Depository of Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	8
Accumulated Other Comprehensive Income/(Loss)	(50)
Total Retained Earnings	42
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"Central Depository of Armenia" Open Joint Stock Com
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	147
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**147**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**147**
Operating Expenses:	
Compensation and Benefits	54
Marketing and Advertising	3
Depr and Amortization	5
Professional and Contract Services	2
Computer Ops and Data Communication	14
Occupancy	5
Regulatory	0
General Administrative and Other	21
Merger Related Expenses Total	0
Total Operating Expenses	**105**
Operating Income	**43**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(128)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(81)
Income Tax Provisions	**10**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	33
Investments	0
Total Receivables - Net	13
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**47**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**47**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**25**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**25**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	11
Total Retained Earnings	11
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**22**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**22**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47**

Nasdaq, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	(3)
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3)
Income Tax Provisions	**(0)**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	1,894
Total Long Term Assets	**1,894**
Total Assets	**1,895**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(473)
Total Retained Earnings	2,368
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,895**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,895**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,895**

Nasdaq, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	248
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	248
Income Tax Provisions	**0**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	531
Investments	0
Total Receivables - Net	4,234
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,527
Margin Deposits & Default Fund	0
Total Current Assets	**9,291**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**24,811**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	48
Current Deferred Tax Liability	0
Current Liabilities	**53**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**53**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	(854)
Total Retained Earnings	9,663
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24,758**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24,758**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	10
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**(11)**
Total Interest Income	235
Total Interest Expense	(1)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	237
Income Tax Provisions	**47**
Net Income	**190**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**190**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - European Central Counterparty N.V
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	123
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**123**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	77
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	77

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	244
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(176)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**46**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**46**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123**

Nasdaq, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	2,728
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2,729**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	398
Other Intangibles	0
Non Current Deferred Taxes	5
Other Long Term Assets	0
Total Long Term Assets	**403**
Total Assets	**3,132**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,909
Current Deferred Tax Liability	0
Current Liabilities	**1,920**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,920**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(212)
Total Retained Earnings	1,424
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,212**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,212**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,132**

Nasdaq, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	(0)
Total Revenues	**(0)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**(69)**
Net Income	**65**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**65**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	240
Investments	0
Total Receivables - Net	853
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,546
Margin Deposits & Default Fund	0
Total Current Assets	**2,638**
Long Term Assets:	
Total Property and Equipment - Net	744
Goodwill	2,032
Other Intangibles	397
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**3,173**
Total Assets	**5,811**
LIABILITIES	
Total AP and Accrued Expenses	3,380
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	94
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	52
Current Liabilities	**3,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	52
Non-current deferred revenue	0
All Other Long Term Liabilities	198
Long Term Liabilities	**250**
Total Liabilities	**3,776**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(168)
Total Retained Earnings	(540)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,035**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,811**

Nasdaq, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,905
Total Revenues	**1,905**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,905**
Operating Expenses:	
Compensation and Benefits	441
Marketing and Advertising	0
Depr and Amortization	333
Professional and Contract Services	403
Computer Ops and Data Communication	4
Occupancy	(22)
Regulatory	0
General Administrative and Other	714
Merger Related Expenses Total	0
Total Operating Expenses	**1,872**
Operating Income	**33**
Total Interest Income	4
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	26
Income Tax Provisions	**(38)**
Net Income	**64**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**64**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired L.P.
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired UK Ltd
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(405,326)
Investments	0
Total Receivables - Net	2,247
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,312
Margin Deposits & Default Fund	0
Total Current Assets	**(400,767)**
Long Term Assets:	
Total Property and Equipment - Net	472
Goodwill	3,331
Other Intangibles	0
Non Current Deferred Taxes	1,042
Other Long Term Assets	(3,103,887)
Total Long Term Assets	**(3,099,042)**
Total Assets	**(3,499,808)**
LIABILITIES	
Total AP and Accrued Expenses	5,706
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	740
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	434,790
Current Deferred Tax Liability	170
Current Liabilities	**441,407**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	2,402
Long Term Liabilities	**2,402**
Total Liabilities	**443,809**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,189,844)
Accumulated Other Comprehensive Income/(Loss)	444,514
Total Retained Earnings	(198,302)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,943,617)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,943,617)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,499,808)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	9
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	12,096
Total Revenues	**12,106**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,106**
Operating Expenses:	
Compensation and Benefits	5,842
Marketing and Advertising	10
Depr and Amortization	112
Professional and Contract Services	3,306
Computer Ops and Data Communication	185
Occupancy	8,678
Regulatory	0
General Administrative and Other	757
Merger Related Expenses Total	1
Total Operating Expenses	**18,891**
Operating Income	**(6,785)**
Total Interest Income	9
Total Interest Expense	(4,808)
Dividend and Investment Income	(13)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	(1,243)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	9
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,831)
Income Tax Provisions	**3,016**
Net Income	**(15,847)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15,847)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	370
Investments	0
Total Receivables - Net	2,161
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,720
Margin Deposits & Default Fund	0
Total Current Assets	**14,250**
Long Term Assets:	
Total Property and Equipment - Net	94
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**94**
Total Assets	**14,344**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	522
Deferred Revenue	2,034
Current Portion Capital Leases	0
Other Accrued Liabilities	387
Current Deferred Tax Liability	0
Current Liabilities	**2,953**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,953**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(529)
Total Retained Earnings	10,908
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**11,391**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**11,391**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,677
Other Revenues	1,250
Total Revenues	**8,927**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,927**
Operating Expenses:	
Compensation and Benefits	2,811
Marketing and Advertising	151
Depr and Amortization	48
Professional and Contract Services	1,102
Computer Ops and Data Communication	2,737
Occupancy	270
Regulatory	0
General Administrative and Other	294
Merger Related Expenses Total	0
Total Operating Expenses	**7,414**
Operating Income	**1,513**
Total Interest Income	85
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,598
Income Tax Provisions	**287**
Net Income	**1,310**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,310**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	15
Margin Deposits & Default Fund	0
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	43,792
Other Intangibles	9,331
Non Current Deferred Taxes	0
Other Long Term Assets	4,164
Total Long Term Assets	**57,287**
Total Assets	**57,302**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	233
Current Liabilities	**233**
Total Long Term Debt	0
Non Current Deferred Tax Liability	2,566
Non-current deferred revenue	0
All Other Long Term Liabilities	1,464
Long Term Liabilities	**4,030**
Total Liabilities	**4,263**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(10,812)
Total Retained Earnings	(12,617)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**53,039**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**53,039**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,302**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	804
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**(804)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(803)
Income Tax Provisions	**(184)**
Net Income	**(620)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(620)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	10,672
Investments	7,102
Total Receivables - Net	2,027
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	72
Margin Deposits & Default Fund	0
Total Current Assets	**19,873**
Long Term Assets:	
Total Property and Equipment - Net	38
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	160
Total Long Term Assets	**198**
Total Assets	**20,072**
LIABILITIES	
Total AP and Accrued Expenses	165
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	409
Deferred Revenue	623
Current Portion Capital Leases	0
Other Accrued Liabilities	958
Current Deferred Tax Liability	58
Current Liabilities	**2,214**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,214**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(4,250)
Total Retained Earnings	7,825
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**17,858**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,858**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,072**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,447
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,447**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,447**
Operating Expenses:	
Compensation and Benefits	1,763
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	318
Computer Ops and Data Communication	11,243
Occupancy	76
Regulatory	2
General Administrative and Other	378
Merger Related Expenses Total	0
Total Operating Expenses	**13,791**
Operating Income	**2,657**
Total Interest Income	20
Total Interest Expense	(0)
Dividend and Investment Income	(19)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,658
Income Tax Provisions	**36**
Net Income	**2,621**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,621**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	69,885
Investments	124,290
Total Receivables - Net	332
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,843
Margin Deposits & Default Fund	2,228,086
Total Current Assets	**2,424,437**
Long Term Assets:	
Total Property and Equipment - Net	2,622
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	52
Other Long Term Assets	658,381
Total Long Term Assets	**661,055**
Total Assets	**3,085,492**
LIABILITIES	
Total AP and Accrued Expenses	9,445
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,262
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,230,935
Current Deferred Tax Liability	232
Current Liabilities	**2,242,874**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	118
Long Term Liabilities	**118**
Total Liabilities	**2,242,992**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	183,177
Total Retained Earnings	(481,655)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**842,500**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**842,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,085,492**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	44,661
Global Listing Services	(2)
Global Information Services	535
Corporate Solutions	0
Market Technology Revenues	3,886
Other Revenues	(6)
Total Revenues	**49,075**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,075**
Operating Expenses:	
Compensation and Benefits	8,571
Marketing and Advertising	121
Depr and Amortization	817
Professional and Contract Services	4,095
Computer Ops and Data Communication	20,797
Occupancy	392
Regulatory	258
General Administrative and Other	2,587
Merger Related Expenses Total	4
Total Operating Expenses	**37,643**
Operating Income	**11,432**
Total Interest Income	(159)
Total Interest Expense	(476)
Dividend and Investment Income	(107)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10,689
Income Tax Provisions	**471**
Net Income	**10,218**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,218**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,040
Investments	0
Total Receivables - Net	5,268
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	40,358
Margin Deposits & Default Fund	0
Total Current Assets	**46,665**
Long Term Assets:	
Total Property and Equipment - Net	263
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	355
Total Long Term Assets	**670**
Total Assets	**47,335**
LIABILITIES	
Total AP and Accrued Expenses	1,126
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,866
Deferred Revenue	251
Current Portion Capital Leases	0
Other Accrued Liabilities	929
Current Deferred Tax Liability	0
Current Liabilities	**4,173**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	7,523
Long Term Liabilities	**7,523**
Total Liabilities	**11,695**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(8,518)
Total Retained Earnings	(7,972)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**35,640**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**35,640**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47,335**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	17,275
Global Listing Services	12,413
Global Information Services	16,802
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,463
Total Revenues	**49,954**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,954**
Operating Expenses:	
Compensation and Benefits	7,238
Marketing and Advertising	134
Depr and Amortization	101
Professional and Contract Services	1,993
Computer Ops and Data Communication	4,691
Occupancy	824
Regulatory	620
General Administrative and Other	1,127
Merger Related Expenses Total	0
Total Operating Expenses	**16,728**
Operating Income	**33,226**
Total Interest Income	91
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,311
Income Tax Provisions	**7,590**
Net Income	**25,722**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**25,722**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

Notes: New entity, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	213
Investments	0
Total Receivables - Net	652
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,121
Margin Deposits & Default Fund	0
Total Current Assets	**1,986**
Long Term Assets:	
Total Property and Equipment - Net	1,181
Goodwill	1,142
Other Intangibles	(1)
Non Current Deferred Taxes	178
Other Long Term Assets	432
Total Long Term Assets	**2,933**
Total Assets	**4,919**
LIABILITIES	
Total AP and Accrued Expenses	1,143
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	596
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(189)
Current Deferred Tax Liability	0
Current Liabilities	**1,549**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,549**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	(680)
Total Retained Earnings	2,552
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,370**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,370**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,919**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	13,724
Total Revenues	**13,724**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**13,724**
Operating Expenses:	
Compensation and Benefits	3,761
Marketing and Advertising	6
Depr and Amortization	331
Professional and Contract Services	3,276
Computer Ops and Data Communication	(201)
Occupancy	757
Regulatory	0
General Administrative and Other	770
Merger Related Expenses Total	0
Total Operating Expenses	**8,700**
Operating Income	**5,024**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,022
Income Tax Provisions	**1,234**
Net Income	**3,788**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,788**

Nasdaq, Inc.
Unconsolidated Balance Sheet - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,699
Investments	0
Total Receivables - Net	5,933
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(10,658)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,026)**
Long Term Assets:	
Total Property and Equipment - Net	7,670
Goodwill	100,397
Other Intangibles	16,956
Non Current Deferred Taxes	0
Other Long Term Assets	416
Total Long Term Assets	**125,438**
Total Assets	**123,412**
LIABILITIES	
Total AP and Accrued Expenses	1,889
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,357
Deferred Revenue	1,581
Current Portion Capital Leases	0
Other Accrued Liabilities	1,423
Current Deferred Tax Liability	0
Current Liabilities	**6,250**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,655
Long Term Liabilities	**1,655**
Total Liabilities	**7,905**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(2,868)
Total Retained Earnings	(18,317)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**115,507**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**115,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**123,412**

Nasdaq, Inc.
Unconsolidated Statement of Income - Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	1
Corporate Solutions	59,739
Market Technology Revenues	0
Other Revenues	12,126
Total Revenues	**71,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**71,866**
Operating Expenses:	
Compensation and Benefits	7,382
Marketing and Advertising	68
Depr and Amortization	3,615
Professional and Contract Services	43,965
Computer Ops and Data Communication	2,952
Occupancy	2,130
Regulatory	0
General Administrative and Other	(1,034)
Merger Related Expenses Total	(91)
Total Operating Expenses	**58,988**
Operating Income	**12,879**
Total Interest Income	0
Total Interest Expense	(197)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,682
Income Tax Provisions	**(113)**
Net Income	**12,795**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,795**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	3,504
Investments	0
Total Receivables - Net	440
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,149
Margin Deposits & Default Fund	0
Total Current Assets	**7,094**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**28**
Total Assets	**7,121**
LIABILITIES	
Total AP and Accrued Expenses	1,578
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	216
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	641
Current Deferred Tax Liability	8
Current Liabilities	**2,443**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,443**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,641)
Total Retained Earnings	2,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,121**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	5,240
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	28
Total Revenues	**5,268**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,268**
Operating Expenses:	
Compensation and Benefits	823
Marketing and Advertising	4
Depr and Amortization	11
Professional and Contract Services	309
Computer Ops and Data Communication	306
Occupancy	109
Regulatory	31
General Administrative and Other	824
Merger Related Expenses Total	0
Total Operating Expenses	**2,417**
Operating Income	**2,851**
Total Interest Income	275
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,126
Income Tax Provisions	**631**
Net Income	**2,495**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,495**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

Notes: New entity in 2016, no data available in 2015

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(7,866)
Investments	0
Total Receivables - Net	4,006
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	234
Margin Deposits & Default Fund	0
Total Current Assets	**(3,626)**
Long Term Assets:	
Total Property and Equipment - Net	18,217
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	51
Other Long Term Assets	0
Total Long Term Assets	**18,268**
Total Assets	**14,642**
LIABILITIES	
Total AP and Accrued Expenses	663
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	5,365
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,357
Current Deferred Tax Liability	311
Current Liabilities	**9,696**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**9,696**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,405)
Total Retained Earnings	6,209
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**4,946**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,946**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,642**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	12
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	49,530
Other Revenues	0
Total Revenues	**49,542**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**49,542**
Operating Expenses:	
Compensation and Benefits	14,816
Marketing and Advertising	12
Depr and Amortization	5,802
Professional and Contract Services	2,313
Computer Ops and Data Communication	24,504
Occupancy	1,314
Regulatory	0
General Administrative and Other	839
Merger Related Expenses Total	0
Total Operating Expenses	**49,599**
Operating Income	**(57)**
Total Interest Income	(0)
Total Interest Expense	(119)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(176)
Income Tax Provisions	**(364)**
Net Income	**188**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**188**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	203
Investments	0
Total Receivables - Net	4,133
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,011
Margin Deposits & Default Fund	0
Total Current Assets	**36,347**
Long Term Assets:	
Total Property and Equipment - Net	409
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	22
Other Long Term Assets	8,587
Total Long Term Assets	**9,019**
Total Assets	**45,366**
LIABILITIES	
Total AP and Accrued Expenses	493
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,289
Deferred Revenue	17
Current Portion Capital Leases	0
Other Accrued Liabilities	22,398
Current Deferred Tax Liability	0
Current Liabilities	**24,197**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**24,197**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(13,153)
Total Retained Earnings	42,155
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**21,109**
Non Controlling Interest	61
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**21,169**
Total Liabilities Non Controlling Interest and Stockholders Equity	**45,366**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	16,558
Global Listing Services	6,485
Global Information Services	10,932
Corporate Solutions	138
Market Technology Revenues	2
Other Revenues	1,738
Total Revenues	**35,852**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,852**
Operating Expenses:	
Compensation and Benefits	4,201
Marketing and Advertising	125
Depr and Amortization	149
Professional and Contract Services	2,888
Computer Ops and Data Communication	3,980
Occupancy	696
Regulatory	284
General Administrative and Other	670
Merger Related Expenses Total	3
Total Operating Expenses	**12,995**
Operating Income	**22,857**
Total Interest Income	9
Total Interest Expense	(2)
Dividend and Investment Income	(22,707)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	157
Income Tax Provisions	**52**
Net Income	**105**
Net (income) expense attributable to noncontrolling interests	(8)
Net Income attributable to Nasdaq, Inc.	**97**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(6,601)
Investments	0
Total Receivables - Net	2,749,169
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(47,616)
Margin Deposits & Default Fund	0
Total Current Assets	**2,694,952**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	5,900
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,151,847)**
Total Assets	**(1,456,895)**
LIABILITIES	
Total AP and Accrued Expenses	20,170
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	820
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	341
Current Deferred Tax Liability	238
Current Liabilities	**21,568**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21,568**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,075,612
Total Retained Earnings	(408,969)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(1,478,463)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,478,463)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,456,895)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,429
Total Revenues	**2,429**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,429**
Operating Expenses:	
Compensation and Benefits	3,020
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	446
Computer Ops and Data Communication	66
Occupancy	105
Regulatory	0
General Administrative and Other	(226)
Merger Related Expenses Total	5
Total Operating Expenses	**3,416**
Operating Income	**(986)**
Total Interest Income	12
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(977)
Income Tax Provisions	**7,865**
Net Income	**(8,842)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,842)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	0
Total Receivables - Net	675
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	32,007
Margin Deposits & Default Fund	0
Total Current Assets	**32,777**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**84,906**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	131,745
Current Deferred Tax Liability	0
Current Liabilities	**131,762**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**131,762**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	33,842
Total Retained Earnings	(14,653)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(46,856)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(46,856)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,906**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	20
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**21**
Operating Income	**(21)**
Total Interest Income	348
Total Interest Expense	(3,273)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,945)
Income Tax Provisions	**(685)**
Net Income	**(2,260)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,260)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	641
Investments	0
Total Receivables - Net	529
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	980,189
Margin Deposits & Default Fund	0
Total Current Assets	**981,359**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,191,109**
LIABILITIES	
Total AP and Accrued Expenses	589
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	12
Current Deferred Tax Liability	0
Current Liabilities	**601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	3,723,035
Long Term Liabilities	**3,723,035**
Total Liabilities	**3,723,636**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	608,395
Total Retained Earnings	82,480
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**467,473**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**467,473**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,191,109**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	69
Computer Ops and Data Communication	0
Occupancy	13
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**88**
Operating Income	**(88)**
Total Interest Income	55,688
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	55,600
Income Tax Provisions	**0**
Net Income	**55,600**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**55,600**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,962
Investments	0
Total Receivables - Net	531
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	5,104
Margin Deposits & Default Fund	0
Total Current Assets	**7,597**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4
Other Long Term Assets	0
Total Long Term Assets	**20**
Total Assets	**7,618**
LIABILITIES	
Total AP and Accrued Expenses	2,744
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	821
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	290
Current Deferred Tax Liability	41
Current Liabilities	**3,896**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,896**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,499)
Total Retained Earnings	(669)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,721**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,618**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	2,615
Global Listing Services	1,311
Global Information Services	154
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	298
Total Revenues	**4,379**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,379**
Operating Expenses:	
Compensation and Benefits	2,395
Marketing and Advertising	55
Depr and Amortization	4
Professional and Contract Services	246
Computer Ops and Data Communication	550
Occupancy	189
Regulatory	29
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**3,574**
Operating Income	**805**
Total Interest Income	304
Total Interest Expense	(2)
Dividend and Investment Income	23
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,130
Income Tax Provisions	**288**
Net Income	**842**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**842**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,254
Investments	0
Total Receivables - Net	4,395
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	8,268
Margin Deposits & Default Fund	0
Total Current Assets	**13,916**
Long Term Assets:	
Total Property and Equipment - Net	69
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**69**
Total Assets	**13,986**
LIABILITIES	
Total AP and Accrued Expenses	5,097
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	694
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	399
Current Deferred Tax Liability	0
Current Liabilities	**6,191**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**6,191**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(895)
Total Retained Earnings	8,689
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**7,794**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,794**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,986**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,274
Total Revenues	**8,274**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,274**
Operating Expenses:	
Compensation and Benefits	5,012
Marketing and Advertising	1,106
Depr and Amortization	673
Professional and Contract Services	809
Computer Ops and Data Communication	79
Occupancy	484
Regulatory	0
General Administrative and Other	1,534
Merger Related Expenses Total	0
Total Operating Expenses	**9,696**
Operating Income	**(1,422)**
Total Interest Income	24
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,399)
Income Tax Provisions	**48**
Net Income	**(1,447)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,447)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	767
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,150
Margin Deposits & Default Fund	0
Total Current Assets	**3,917**
Long Term Assets:	
Total Property and Equipment - Net	214
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**224**
Total Assets	**4,141**
LIABILITIES	
Total AP and Accrued Expenses	37
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	827
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	45
Current Deferred Tax Liability	0
Current Liabilities	**909**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**909**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	62
Total Retained Earnings	1,700
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,232**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,141**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,924
Total Revenues	**7,924**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7,924**
Operating Expenses:	
Compensation and Benefits	5,176
Marketing and Advertising	54
Depr and Amortization	85
Professional and Contract Services	290
Computer Ops and Data Communication	19
Occupancy	1,133
Regulatory	0
General Administrative and Other	603
Merger Related Expenses Total	(10)
Total Operating Expenses	**7,350**
Operating Income	**574**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	577
Income Tax Provisions	**87**
Net Income	**490**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**490**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	6,128
Investments	0
Total Receivables - Net	846
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	12,497
Margin Deposits & Default Fund	0
Total Current Assets	**19,471**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**19,471**
LIABILITIES	
Total AP and Accrued Expenses	1,649
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	846
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	34
Current Deferred Tax Liability	0
Current Liabilities	**2,529**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,529**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	96,138
Accumulated Other Comprehensive Income/(Loss)	1,256
Total Retained Earnings	(80,412)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**16,942**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**16,942**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,471**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(2,663)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(2,663)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(2,663)**
Operating Expenses:	
Compensation and Benefits	4,133
Marketing and Advertising	148
Depr and Amortization	0
Professional and Contract Services	1,540
Computer Ops and Data Communication	2,695
Occupancy	330
Regulatory	0
General Administrative and Other	2,408
Merger Related Expenses Total	3,625
Total Operating Expenses	**14,879**
Operating Income	**(17,542)**
Total Interest Income	48
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(17,494)
Income Tax Provisions	**0**
Net Income	**(17,494)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,494)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	193
Investments	0
Total Receivables - Net	4,216
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	42,604
Margin Deposits & Default Fund	0
Total Current Assets	**47,014**
Long Term Assets:	
Total Property and Equipment - Net	98
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(685)
Other Long Term Assets	833,158
Total Long Term Assets	**832,571**
Total Assets	**879,585**
LIABILITIES	
Total AP and Accrued Expenses	14,651
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	397
Deferred Revenue	2,416
Current Portion Capital Leases	0
Other Accrued Liabilities	28,076
Current Deferred Tax Liability	0
Current Liabilities	**45,540**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**45,540**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,508
Total Retained Earnings	(358,039)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833,948**
Non Controlling Interest	96
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**834,044**
Total Liabilities Non Controlling Interest and Stockholders Equity	**879,585**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	16
Global Information Services	(0)
Corporate Solutions	10,222
Market Technology Revenues	0
Other Revenues	1,945
Total Revenues	**12,183**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,183**
Operating Expenses:	
Compensation and Benefits	1,678
Marketing and Advertising	17
Depr and Amortization	85
Professional and Contract Services	2,603
Computer Ops and Data Communication	211
Occupancy	328
Regulatory	7
General Administrative and Other	789
Merger Related Expenses Total	0
Total Operating Expenses	**5,716**
Operating Income	**6,467**
Total Interest Income	4
Total Interest Expense	(0)
Dividend and Investment Income	(5,695)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	776
Income Tax Provisions	**189**
Net Income	**587**
Net (income) expense attributable to noncontrolling interests	(30)
Net Income attributable to Nasdaq, Inc.	**557**

Nasdaq, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4)
Accumulated Other Comprehensive Income/(Loss)	9
Total Retained Earnings	(5)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -"NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	117
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**117**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**117**
Operating Expenses:	
Compensation and Benefits	47
Marketing and Advertising	3
Depr and Amortization	6
Professional and Contract Services	6
Computer Ops and Data Communication	1
Occupancy	1
Regulatory	0
General Administrative and Other	18
Merger Related Expenses Total	0
Total Operating Expenses	**83**
Operating Income	**34**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(233)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(196)
Income Tax Provisions	**9**
Net Income	**(204)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(204)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,155
Investments	0
Total Receivables - Net	3,282
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	9,184
Margin Deposits & Default Fund	0
Total Current Assets	**13,620**
Long Term Assets:	
Total Property and Equipment - Net	62
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	238
Other Long Term Assets	0
Total Long Term Assets	**300**
Total Assets	**13,920**
LIABILITIES	
Total AP and Accrued Expenses	3,658
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	788
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	17
Current Deferred Tax Liability	0
Current Liabilities	**4,463**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	164
Long Term Liabilities	**164**
Total Liabilities	**4,627**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(613)
Total Retained Earnings	(29,057)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,293**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,293**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,920**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	4,700
Total Revenues	**4,700**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,700**
Operating Expenses:	
Compensation and Benefits	5,164
Marketing and Advertising	68
Depr and Amortization	18
Professional and Contract Services	211
Computer Ops and Data Communication	106
Occupancy	487
Regulatory	0
General Administrative and Other	939
Merger Related Expenses Total	0
Total Operating Expenses	**6,993**
Operating Income	**(2,293)**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,270)
Income Tax Provisions	**0**
Net Income	**(2,270)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,270)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	0
Total Receivables - Net	9
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,580
Margin Deposits & Default Fund	0
Total Current Assets	**4,771**
Long Term Assets:	
Total Property and Equipment - Net	190
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	711
Other Long Term Assets	103
Total Long Term Assets	**1,004**
Total Assets	**5,775**
LIABILITIES	
Total AP and Accrued Expenses	196
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	934
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	336
Current Deferred Tax Liability	1,704
Current Liabilities	**3,170**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,170**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(435)
Total Retained Earnings	3,041
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**2,606**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,606**
Total Liabilities Non Controlling Interest and Stockholders Equity	5,775

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	6,818
Total Revenues	**6,818**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,818**
Operating Expenses:	
Compensation and Benefits	4,881
Marketing and Advertising	15
Depr and Amortization	69
Professional and Contract Services	326
Computer Ops and Data Communication	16
Occupancy	596
Regulatory	0
General Administrative and Other	393
Merger Related Expenses Total	(65)
Total Operating Expenses	**6,231**
Operating Income	**586**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	586
Income Tax Provisions	**440**
Net Income	**146**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**146**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,662
Margin Deposits & Default Fund	0
Total Current Assets	**1,684**
Long Term Assets:	
Total Property and Equipment - Net	889
Goodwill	0
Other Intangibles	(156)
Non Current Deferred Taxes	0
Other Long Term Assets	31
Total Long Term Assets	**764**
Total Assets	**2,449**
LIABILITIES	
Total AP and Accrued Expenses	242
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	711
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	257
Current Deferred Tax Liability	76
Current Liabilities	**1,287**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	863
Long Term Liabilities	**863**
Total Liabilities	**2,150**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	24
Total Retained Earnings	(41)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**299**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**299**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,449**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	8,526
Total Revenues	**8,526**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,526**
Operating Expenses:	
Compensation and Benefits	6,031
Marketing and Advertising	19
Depr and Amortization	223
Professional and Contract Services	525
Computer Ops and Data Communication	600
Occupancy	716
Regulatory	0
General Administrative and Other	528
Merger Related Expenses Total	0
Total Operating Expenses	**8,643**
Operating Income	**(117)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(119)
Income Tax Provisions	**96**
Net Income	**(215)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(215)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	634
Investments	0
Total Receivables - Net	327
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(33)
Margin Deposits & Default Fund	0
Total Current Assets	**928**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**928**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	39
Deferred Revenue	167
Current Portion Capital Leases	0
Other Accrued Liabilities	173
Current Deferred Tax Liability	0
Current Liabilities	**382**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**382**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(76)
Total Retained Earnings	526
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**545**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**928**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	946
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**946**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**946**
Operating Expenses:	
Compensation and Benefits	339
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	46
Computer Ops and Data Communication	2
Occupancy	36
Regulatory	0
General Administrative and Other	(27)
Merger Related Expenses Total	0
Total Operating Expenses	**397**
Operating Income	**548**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	547
Income Tax Provisions	**64**
Net Income	**483**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**483**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	524
Investments	0
Total Receivables - Net	2,982
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,608
Margin Deposits & Default Fund	0
Total Current Assets	**38,114**
Long Term Assets:	
Total Property and Equipment - Net	370
Goodwill	132,121
Other Intangibles	42,289
Non Current Deferred Taxes	0
Other Long Term Assets	1,026
Total Long Term Assets	**175,805**
Total Assets	**213,919**
LIABILITIES	
Total AP and Accrued Expenses	536
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	963
Deferred Revenue	8
Current Portion Capital Leases	0
Other Accrued Liabilities	4,400
Current Deferred Tax Liability	75
Current Liabilities	**5,982**
Total Long Term Debt	0
Non Current Deferred Tax Liability	11,259
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**11,259**
Total Liabilities	**17,241**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/(Loss)	(519,202)
Total Retained Earnings	57,930
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**196,678**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**196,678**
Total Liabilities Non Controlling Interest and Stockholders Equity	**213,919**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	28,100
Global Listing Services	0
Global Information Services	1,314
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	843
Total Revenues	**30,257**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30,257**
Operating Expenses:	
Compensation and Benefits	3,363
Marketing and Advertising	263
Depr and Amortization	3,510
Professional and Contract Services	2,616
Computer Ops and Data Communication	7,080
Occupancy	724
Regulatory	57
General Administrative and Other	425
Merger Related Expenses Total	0
Total Operating Expenses	**18,038**
Operating Income	**12,219**
Total Interest Income	327
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,545
Income Tax Provisions	**2,148**
Net Income	**10,397**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,397**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2,202
Investments	0
Total Receivables - Net	888
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(3,044)
Margin Deposits & Default Fund	0
Total Current Assets	**46**
Long Term Assets:	
Total Property and Equipment - Net	813
Goodwill	9,580
Other Intangibles	2,328
Non Current Deferred Taxes	1,128
Other Long Term Assets	0
Total Long Term Assets	**13,850**
Total Assets	**13,896**
LIABILITIES	
Total AP and Accrued Expenses	433
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,836
Deferred Revenue	23
Current Portion Capital Leases	0
Other Accrued Liabilities	309
Current Deferred Tax Liability	0
Current Liabilities	**4,601**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(65)
Non-current deferred revenue	0
All Other Long Term Liabilities	285
Long Term Liabilities	**220**
Total Liabilities	**4,821**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,249)
Total Retained Earnings	9,630
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**9,075**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,075**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,896**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	6,087
Market Technology Revenues	0
Other Revenues	17,866
Total Revenues	**23,953**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23,953**
Operating Expenses:	
Compensation and Benefits	15,223
Marketing and Advertising	72
Depr and Amortization	757
Professional and Contract Services	3,104
Computer Ops and Data Communication	837
Occupancy	1,471
Regulatory	0
General Administrative and Other	1,618
Merger Related Expenses Total	0
Total Operating Expenses	**23,083**
Operating Income	**870**
Total Interest Income	17
Total Interest Expense	(205)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	682
Income Tax Provisions	**141**
Net Income	**540**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**540**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	402
Investments	0
Total Receivables - Net	91
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	668
Margin Deposits & Default Fund	0
Total Current Assets	**1,161**
Long Term Assets:	
Total Property and Equipment - Net	14
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	9
Other Long Term Assets	0
Total Long Term Assets	**23**
Total Assets	**1,184**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	69
Deferred Revenue	3
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**119**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**119**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(789)
Total Retained Earnings	(3,510)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,065**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,065**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,184**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	311
Global Listing Services	467
Global Information Services	16
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	504
Total Revenues	**1,298**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,298**
Operating Expenses:	
Compensation and Benefits	361
Marketing and Advertising	15
Depr and Amortization	11
Professional and Contract Services	60
Computer Ops and Data Communication	184
Occupancy	36
Regulatory	20
General Administrative and Other	104
Merger Related Expenses Total	0
Total Operating Expenses	**791**
Operating Income	**507**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	(2)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	512
Income Tax Provisions	**89**
Net Income	**424**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**424**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	151,751
Investments	34,579
Total Receivables - Net	17,841
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,922
Margin Deposits & Default Fund	0
Total Current Assets	**207,093**
Long Term Assets:	
Total Property and Equipment - Net	1,206
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	30
Other Long Term Assets	6
Total Long Term Assets	**1,243**
Total Assets	**208,336**
LIABILITIES	
Total AP and Accrued Expenses	8,643
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	7,298
Deferred Revenue	6,187
Current Portion Capital Leases	0
Other Accrued Liabilities	4,616
Current Deferred Tax Liability	549
Current Liabilities	**27,293**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**27,293**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(39,157)
Total Retained Earnings	207,227
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**181,043**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**181,043**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208,336**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	75,131
Global Listing Services	33,899
Global Information Services	40,949
Corporate Solutions	0
Market Technology Revenues	20,310
Other Revenues	1,875
Total Revenues	**172,165**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**172,165**
Operating Expenses:	
Compensation and Benefits	23,353
Marketing and Advertising	1,419
Depr and Amortization	143
Professional and Contract Services	12,128
Computer Ops and Data Communication	26,577
Occupancy	1,208
Regulatory	377
General Administrative and Other	2,365
Merger Related Expenses Total	62
Total Operating Expenses	**67,632**
Operating Income	**104,533**
Total Interest Income	109
Total Interest Expense	(3)
Dividend and Investment Income	13
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	104,653
Income Tax Provisions	**3,745**
Net Income	**100,907**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**100,907**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	462
Investments	0
Total Receivables - Net	44
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	454
Margin Deposits & Default Fund	0
Total Current Assets	**961**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,409
Total Long Term Assets	**2,421**
Total Assets	**3,382**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	109
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(3)
Current Deferred Tax Liability	170
Current Liabilities	**285**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**285**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(781)
Total Retained Earnings	(7,252)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**3,097**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,097**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,382**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	229
Global Listing Services	295
Global Information Services	494
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	98
Total Revenues	**1,115**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,115**
Operating Expenses:	
Compensation and Benefits	445
Marketing and Advertising	34
Depr and Amortization	9
Professional and Contract Services	132
Computer Ops and Data Communication	133
Occupancy	54
Regulatory	10
General Administrative and Other	63
Merger Related Expenses Total	0
Total Operating Expenses	**880**
Operating Income	**235**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	235
Income Tax Provisions	**53**
Net Income	**183**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**183**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	12,911
Investments	0
Total Receivables - Net	25,337
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	7,872
Margin Deposits & Default Fund	0
Total Current Assets	**46,119**
Long Term Assets:	
Total Property and Equipment - Net	44,662
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	12,359
Other Long Term Assets	344,949
Total Long Term Assets	**401,970**
Total Assets	**448,089**
LIABILITIES	
Total AP and Accrued Expenses	5,773
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	14,424
Deferred Revenue	40,574
Current Portion Capital Leases	0
Other Accrued Liabilities	2,755
Current Deferred Tax Liability	0
Current Liabilities	**63,526**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	122,813
All Other Long Term Liabilities	107
Long Term Liabilities	**122,920**
Total Liabilities	**186,446**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	25,000
Total Retained Earnings	153,857
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**261,643**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**261,643**
Total Liabilities Non Controlling Interest and Stockholders Equity	**448,089**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	(0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	150,108
Other Revenues	4,956
Total Revenues	**155,064**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**155,064**
Operating Expenses:	
Compensation and Benefits	32,740
Marketing and Advertising	687
Depr and Amortization	17,145
Professional and Contract Services	40,983
Computer Ops and Data Communication	20,878
Occupancy	6,592
Regulatory	0
General Administrative and Other	2,633
Merger Related Expenses Total	40
Total Operating Expenses	**121,698**
Operating Income	**33,366**
Total Interest Income	8
Total Interest Expense	(164)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(84)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	33,125
Income Tax Provisions	**5,646**
Net Income	**27,479**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,479**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	175
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,083
Margin Deposits & Default Fund	0
Total Current Assets	**1,258**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1**
Total Assets	**1,259**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	198
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(12)
Current Deferred Tax Liability	0
Current Liabilities	**187**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**187**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(330)
Total Retained Earnings	699
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,072**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,072**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,259**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,511
Total Revenues	**1,511**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,511**
Operating Expenses:	
Compensation and Benefits	1,095
Marketing and Advertising	0
Depr and Amortization	21
Professional and Contract Services	13
Computer Ops and Data Communication	93
Occupancy	161
Regulatory	0
General Administrative and Other	83
Merger Related Expenses Total	0
Total Operating Expenses	**1,466**
Operating Income	**46**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	53
Income Tax Provisions	**16**
Net Income	**37**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**37**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	197
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,381
Margin Deposits & Default Fund	0
Total Current Assets	**11,578**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	89
Non Current Deferred Taxes	(1,608)
Other Long Term Assets	482
Total Long Term Assets	**(1,038)**
Total Assets	**10,540**
LIABILITIES	
Total AP and Accrued Expenses	1,009
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	347
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	130
Current Deferred Tax Liability	846
Current Liabilities	**2,332**
Total Long Term Debt	0
Non Current Deferred Tax Liability	131
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**131**
Total Liabilities	**2,463**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,116)
Total Retained Earnings	8,571
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**8,077**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,077**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,540**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,136
Total Revenues	**2,136**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,136**
Operating Expenses:	
Compensation and Benefits	1,416
Marketing and Advertising	1
Depr and Amortization	82
Professional and Contract Services	304
Computer Ops and Data Communication	11
Occupancy	15
Regulatory	0
General Administrative and Other	56
Merger Related Expenses Total	0
Total Operating Expenses	**1,884**
Operating Income	**252**
Total Interest Income	148
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	399
Income Tax Provisions	**49**
Net Income	**350**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**350**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	0
Total Receivables - Net	57
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	959
Margin Deposits & Default Fund	0
Total Current Assets	**1,174**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**11**
Total Assets	**1,185**
LIABILITIES	
Total AP and Accrued Expenses	27
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	297
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	29
Current Deferred Tax Liability	0
Current Liabilities	**352**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**352**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(297)
Total Retained Earnings	981
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**833**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**833**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,185**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	874
Total Revenues	**874**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**874**
Operating Expenses:	
Compensation and Benefits	645
Marketing and Advertising	27
Depr and Amortization	7
Professional and Contract Services	21
Computer Ops and Data Communication	4
Occupancy	61
Regulatory	0
General Administrative and Other	109
Merger Related Expenses Total	0
Total Operating Expenses	**874**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**22**
Net Income	**(22)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	225
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	74
Margin Deposits & Default Fund	0
Total Current Assets	**299**
Long Term Assets:	
Total Property and Equipment - Net	151
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	360
Total Long Term Assets	**512**
Total Assets	**810**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	294
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(45)
Current Deferred Tax Liability	0
Current Liabilities	**268**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**268**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(216)
Total Retained Earnings	(83)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**542**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**542**
Total Liabilities Non Controlling Interest and Stockholders Equity	**810**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,114
Total Revenues	**2,114**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,114**
Operating Expenses:	
Compensation and Benefits	1,470
Marketing and Advertising	74
Depr and Amortization	37
Professional and Contract Services	52
Computer Ops and Data Communication	12
Occupancy	184
Regulatory	0
General Administrative and Other	274
Merger Related Expenses Total	0
Total Operating Expenses	**2,103**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10
Income Tax Provisions	**78**
Net Income	**(68)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(68)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**22**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**22**
LIABILITIES	
Total AP and Accrued Expenses	(1)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(1)
Current Deferred Tax Liability	0
Current Liabilities	**(2)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(2)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(15)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**24**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**24**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	30
Total Revenues	**30**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**30**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**45**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**0**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	231,257
Investments	23,171
Total Receivables - Net	6,921
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	100,581
Margin Deposits & Default Fund	0
Total Current Assets	**361,931**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(5)
Other Long Term Assets	759,108
Total Long Term Assets	**759,104**
Total Assets	**1,121,035**
LIABILITIES	
Total AP and Accrued Expenses	282
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	326
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	189,016
Current Deferred Tax Liability	0
Current Liabilities	**189,624**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**189,663**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(60,789)
Total Retained Earnings	23,987
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**931,371**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**931,371**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,121,035**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	370
Total Revenues	**370**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**370**
Operating Expenses:	
Compensation and Benefits	1,121
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	180
Computer Ops and Data Communication	192
Occupancy	91
Regulatory	0
General Administrative and Other	5,585
Merger Related Expenses Total	0
Total Operating Expenses	**7,181**
Operating Income	**(6,810)**
Total Interest Income	7,627
Total Interest Expense	(3,810)
Dividend and Investment Income	1,664
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,330)
Income Tax Provisions	**1,275**
Net Income	**(2,605)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,605)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	519
Investments	0
Total Receivables - Net	1,686
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(2,378)
Margin Deposits & Default Fund	0
Total Current Assets	**(172)**
Long Term Assets:	
Total Property and Equipment - Net	1,856
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	96
Other Long Term Assets	0
Total Long Term Assets	**1,952**
Total Assets	**1,780**
LIABILITIES	
Total AP and Accrued Expenses	227
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	547
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(263)
Current Deferred Tax Liability	0
Current Liabilities	**511**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**511**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(95)
Total Retained Earnings	111
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,269**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,269**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,780**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	1,543
Other Revenues	2,831
Total Revenues	**4,374**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,374**
Operating Expenses:	
Compensation and Benefits	2,649
Marketing and Advertising	6
Depr and Amortization	49
Professional and Contract Services	148
Computer Ops and Data Communication	475
Occupancy	472
Regulatory	0
General Administrative and Other	524
Merger Related Expenses Total	0
Total Operating Expenses	**4,325**
Operating Income	**49**
Total Interest Income	0
Total Interest Expense	(7)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	42
Income Tax Provisions	**(69)**
Net Income	**111**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**111**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(73)
Margin Deposits & Default Fund	0
Total Current Assets	**(71)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(5,928)**
LIABILITIES	
Total AP and Accrued Expenses	244
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(0)
Current Deferred Tax Liability	0
Current Liabilities	**244**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**244**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,230)
Total Retained Earnings	(321)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(6,172)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(6,172)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(5,928)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	19
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**41**
Operating Income	**(41)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(43)
Income Tax Provisions	**0**
Net Income	**(43)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(43)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	0
Total Receivables - Net	240
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(40,575)
Margin Deposits & Default Fund	0
Total Current Assets	**(40,333)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**112,407**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(0)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(6)
Current Deferred Tax Liability	0
Current Liabilities	**(1)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(1)**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	87,995
Total Retained Earnings	29,185
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**112,409**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**112,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**112,407**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	13
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	118
Computer Ops and Data Communication	0
Occupancy	8
Regulatory	0
General Administrative and Other	89
Merger Related Expenses Total	(342)
Total Operating Expenses	**(114)**
Operating Income	**114**
Total Interest Income	0
Total Interest Expense	(303)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(189)
Income Tax Provisions	**0**
Net Income	**(189)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(189)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(10,421)
Accumulated Other Comprehensive Income/(Loss)	10,070
Total Retained Earnings	351
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	5
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5
Income Tax Provisions	**0**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	296
Total Retained Earnings	(296)
Proportional Ownership Equity	-0
Total Nasdaq, Inc. Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	(3)
Investments	0
Total Receivables - Net	16,208
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	132,003
Margin Deposits & Default Fund	0
Total Current Assets	**148,208**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,250
Other Long Term Assets	0
Total Long Term Assets	**4,250**
Total Assets	**152,459**
LIABILITIES	
Total AP and Accrued Expenses	22,750
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**22,750**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**22,750**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(171,478)
Total Retained Earnings	57,756
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**129,709**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**129,709**
Total Liabilities Non Controlling Interest and Stockholders Equity	**152,459**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	754
Merger Related Expenses Total	0
Total Operating Expenses	**754**
Operating Income	**(754)**
Total Interest Income	3,187
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,430
Income Tax Provisions	**136**
Net Income	**2,294**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,294**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	375
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	404,445
Margin Deposits & Default Fund	0
Total Current Assets	**404,820**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**648,233**
LIABILITIES	
Total AP and Accrued Expenses	1,714
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38
Current Deferred Tax Liability	22
Current Liabilities	**1,775**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,775**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(53,457)
Total Retained Earnings	282
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**646,459**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**646,459**
Total Liabilities Non Controlling Interest and Stockholders Equity	**648,233**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	1,723
Total Interest Expense	(1)
Dividend and Investment Income	(1,703)
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19
Income Tax Provisions	**3**
Net Income	**16**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**16**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	7,566
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**7,566**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**7,566**
LIABILITIES	
Total AP and Accrued Expenses	5,892
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	163
Deferred Revenue	12
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**6,068**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**6,068**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(352)
Total Retained Earnings	1,850
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,498**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,498**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,566**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	255
Market Technology Revenues	0
Other Revenues	637
Total Revenues	**892**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**892**
Operating Expenses:	
Compensation and Benefits	679
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	1
Occupancy	75
Regulatory	0
General Administrative and Other	79
Merger Related Expenses Total	0
Total Operating Expenses	**892**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**12**
Net Income	**(11)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(11)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	0
Total Receivables - Net	1,213
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	690
Margin Deposits & Default Fund	0
Total Current Assets	**2,388**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	33
Other Long Term Assets	0
Total Long Term Assets	**33**
Total Assets	**2,421**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	598
Current Portion Capital Leases	0
Other Accrued Liabilities	143
Current Deferred Tax Liability	0
Current Liabilities	**746**
Total Long Term Debt	0
Non Current Deferred Tax Liability	68
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**68**
Total Liabilities	**813**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(494)
Total Retained Earnings	1,788
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**1,607**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,607**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,421**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	3,609
Other Revenues	(0)
Total Revenues	**3,609**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,609**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,214
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	88
Merger Related Expenses Total	0
Total Operating Expenses	**3,302**
Operating Income	**308**
Total Interest Income	5
Total Interest Expense	(10)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	303
Income Tax Provisions	**(39)**
Net Income	**342**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**342**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	4,839
Investments	0
Total Receivables - Net	5,555
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	34,637
Margin Deposits & Default Fund	0
Total Current Assets	**45,032**
Long Term Assets:	
Total Property and Equipment - Net	5,904
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	884
Other Long Term Assets	0
Total Long Term Assets	**6,788**
Total Assets	**51,820**
LIABILITIES	
Total AP and Accrued Expenses	559
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,054
Deferred Revenue	431
Current Portion Capital Leases	0
Other Accrued Liabilities	4,782
Current Deferred Tax Liability	0
Current Liabilities	**6,826**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	238
Long Term Liabilities	**238**
Total Liabilities	**7,064**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(8,618)
Total Retained Earnings	50,886
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**44,755**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**44,755**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,820**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	42,455
Other Revenues	(0)
Total Revenues	**42,454**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42,454**
Operating Expenses:	
Compensation and Benefits	5,041
Marketing and Advertising	16
Depr and Amortization	1,464
Professional and Contract Services	3,997
Computer Ops and Data Communication	7,010
Occupancy	590
Regulatory	0
General Administrative and Other	87
Merger Related Expenses Total	0
Total Operating Expenses	**18,204**
Operating Income	**24,250**
Total Interest Income	667
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	24,917
Income Tax Provisions	**6,331**
Net Income	**18,586**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**18,586**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	21
Current Deferred Tax Liability	0
Current Liabilities	**21**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(17)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(21)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(21)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	2
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	6,484
Total Long Term Assets	**6,484**
Total Assets	**6,486**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Deferred Tax Liability	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	6,793
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(65)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**6,486**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**6,486**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,486**

Nasdaq, Inc.
Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**64**
Operating Income	**(64)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(63)
Income Tax Provisions	**0**
Net Income	**(64)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(64)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
ASSETS	
Current Assets:	
Cash & Equivalents	1,859
Investments	0
Total Receivables - Net	874
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(179)
Margin Deposits & Default Fund	0
Total Current Assets	**2,554**
Long Term Assets:	
Total Property and Equipment - Net	5,772
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	379
Other Long Term Assets	313
Total Long Term Assets	**6,464**
Total Assets	**9,018**
LIABILITIES	
Total AP and Accrued Expenses	56
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,455
Deferred Revenue	2,574
Current Portion Capital Leases	0
Other Accrued Liabilities	(601)
Current Deferred Tax Liability	0
Current Liabilities	**3,484**
Total Long Term Debt	0
Non Current Deferred Tax Liability	273
Non-current deferred revenue	8,031
All Other Long Term Liabilities	262
Long Term Liabilities	**8,567**
Total Liabilities	**12,051**

EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(181)
Total Retained Earnings	(4,219)
Proportional Ownership Equity	0
Total Nasdaq, Inc. Stockholders' Equity	**(3,033)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,033)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,018**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2015
REVENUE	
Market Services Revenues	0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	(150)
Other Revenues	5,786
Total Revenues	**5,636**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,636**
Operating Expenses:	
Compensation and Benefits	3,951
Marketing and Advertising	35
Depr and Amortization	1,854
Professional and Contract Services	2,087
Computer Ops and Data Communication	2,165
Occupancy	0
Regulatory	0
General Administrative and Other	671
Merger Related Expenses Total	0
Total Operating Expenses	**10,764**
Operating Income	**(5,127)**
Total Interest Income	14
Total Interest Expense	(217)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,330)
Income Tax Provisions	**(313)**
Net Income	**(5,016)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,016)**

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Broker B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM B.V
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

Nasdaq, Inc.
Unconsolidated Balance Sheet - TOM Holding N.V
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation

NASDAQ BX, INC.

FORM 1 – Amendment of June 28, 2016

EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

NASDAQ BX, Inc. and Subsidiaries
Year Ended December 31, 2015
With Report of Independent Auditors

NASDAQ BX, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2015

Contents

Report of Independent Auditors

The Board of Directors and Stockholder
NASDAQ BX, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NASDAQ BX, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NASDAQ BX, Inc. and Subsidiaries at December 31,

2015, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 24, 2016

NASDAQ BX, Inc. and Subsidiaries

Consolidated Balance Sheet
(In Thousands)

December 31, 2015

Assets	
Current assets	
Cash and cash equivalents	$ 63
Receivables, net of reserve for uncollectible accounts	9,227
Receivables from affiliated parties, net	157,391
Tax receivable	279
Total current assets	166,960
Long term assets	
Property and equipment, net	255
Goodwill	31,048
Intangible assets, net	50,937
Non-current deferred tax asset	189
Other assets	1,997
Total long term assets	84,426
Total assets	$ 251,386
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 761
Section 31 fees payable to the SEC	9,459
Deferred revenue	282
Current deferred tax liability	47
Other accrued liabilities	2,110
Total current liabilities	12,659
Long term liabilities	
Non-current deferred tax liabilities	21,373
Non-current other liabilities	263
Total long term liabilities	21,636
Total liabilities	34,295
BX stockholder's equity:	
Retained earnings	62,454
Additional paid-in-capital	36,380
Total BX stockholder's equity	98,834
Non-controlling interest	118,257
Total equity	217,091
Total liabilities and stockholder's equity	$ 251,386

See accompanying notes to these consolidated financial statements.

NASDAQ BX, Inc. and Subsidiaries

Consolidated Statement of Income

(In Thousands)

Year Ended December 31, 2015

Revenues	
Transaction services	$ 106,237
Access services	12,758
Market data	18,057
Total revenues	137,052
Cost of revenues	
Transaction rebates	(47,149)
Brokerage, clearance, and exchange fees	(28,509)
Total cost of revenues	(75,658)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	61,394
Operating expenses	
Depreciation and amortization	268
Professional and contract services	189
Computer operations and data communication	84
Occupancy	18
Regulatory fees	760
General, administration, and other	1,582
Total operating expenses	2,901
Net income before income tax expense	58,493
Provision for income taxes	(13,934)
Net income	$ 44,559
Less: Net income attributable to non-controlling interest	$ 23,712
Net income attributable to BX	$ 20,847

See accompanying notes to these consolidated financial statements.

NASDAQ BX, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2015

	Retained Earnings	Additional Paid-In Capital	Non-Controlling Interest	Total Stockholder's Equity
Balance at January 1, 2014	$ 41,607	$ 36,380	$ 94,545	$ 172,532
Net income	20,847	–	23,712	44,559
Balance at December 31, 2015	$ 62,454	$ 36,380	$ 118,257	$ 217,091

See accompanying notes to these consolidated financial statements.

NASDAQ BX, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 44,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	268
Deferred taxes, net	314
Provision for bad debts	(23)
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	3,963
Receivables from affiliated parties, net	(45,414)
Other current assets and other assets	4
Accounts payable and accrued expenses	(1,773)
Section 31 fees payable to the SEC	(1,808)
Other accrued liabilities	(216)
Other liabilities	106
Deferred revenue	18
Net cash used by operating activities	(2)
Net change in cash and cash equivalents	(2)
Cash and cash equivalents at beginning of period	65
Cash and cash equivalents at end of period	$ 63
Supplemental disclosure of cash flow information	
Cash paid during the year:	
Income taxes[1]	$ -
Interest	$ -

(1) Federal and state income tax liabilities of $13.6 million were settled through intercompany accounts.

See accompanying notes to these consolidated financial statements.

1. Nature of Operations

Established in 1834, NASDAQ BX, Inc. and Subsidiaries ("BX" or the "Exchange") is a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq" or the "Parent"). As of December 31, 2015, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation"). In addition, BX holds a majority ownership of approximately 53% in NASDAQ OMX BX Equities LLC ("BSXL"), with the remaining ownership interest of approximately 47% held by the Parent.

The Exchange oversees and regulates all trading activities of BSXL, whose primary business includes operating the equities trading facilities. As a Self-Regulatory Organization ("SRO"), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX, BSECC, and BSXL are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiaries and other entities in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies follow.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying

2. Summary of Significant Accounting Policies (continued)

notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, BX has not adopted any new accounting pronouncements that have a material impact on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. As a result, this new standard will now be effective for us on January 1, 2018. Early adoption as of the original effective date is permitted. The Exchange is currently assessing the impact that this standard will have on its consolidated financial statements.

In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern," requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for us on January 1, 2017. Management does not expect this to have a material impact on the consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, "Simplifying the Accounting for Measurement-Period Adjustments," which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. This guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In addition, the amendments in this guidance require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in

2. Summary of Significant Accounting Policies (continued)

previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Exchange adopted this new standard on January 1, 2016, which had no impact on its consolidated financial statements. The Exchange will apply the new guidance to future adjustments to provisional amounts, if any.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes," which eliminates the current requirement to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, the Exchange will be required to classify all deferred tax liabilities and assets as noncurrent. This new standard is effective for the Exchange on January 1, 2017. Early adoption is permitted and the standard may be applied either prospectively or retrospectively to all periods presented. Management adopted this standard in the first quarter of 2016 and does not anticipate a material impact on the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2015, the Exchange held no cash equivalents.

Revenue Recognition

Transaction Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes and recognized as transactions occur. BX charges transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on the Exchange as well as on orders that are routed to other market venues for execution.

BX records execution revenues from transactions on a gross basis in revenues and records related expenses as cost of revenues, as BX has certain risk associated with trade execution. Nasdaq Execution Services, LLC, ("NES") an SEC registered broker-dealer and wholly owned subsidiary of Nasdaq, operates as BX's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. As noted above, BX holds a majority ownership of approximately 53% in BSXL. The remaining ownership

2. Summary of Significant Accounting Policies (continued)

interest in BSXL of approximately 47% is held by the Parent and is reported as non-controlling interest on the Consolidated Statement of Income. Cash equity trading revenues are recorded within transaction services on the Consolidated Statement of Income..

BX credits a portion of the per share execution charge to the market participant that removes liquidity and records these credits within transaction rebates on the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $38.3 million for the year ended December 31, 2015.

Also, BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. For equities, the fees are billed on a settlement date basis and collected by the National Securities Clearing Corporation. BX passes these costs along to our customers through its cash equity trading fees. BX collects the fees as a pass-through charge from organizations executing eligible trades on the BX platform and recognizes these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in receivables from affiliated parties, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded within section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on revenues less transaction rebates, brokerage, clearance and exchange fees on the Consolidated Statement of Income.

Derivative Trading: Derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on BX Options are equity options and index options. For BX Options, derivative trading revenues from transactions are recorded on a gross basis in revenues and related expenses are recorded as cost of revenues, as BX has certain risk associated with trade execution. Derivative trading revenues are recorded within transaction services on the Consolidated Statement of Income.

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. NES operates as BX's routing broker-dealer for sending exchange-listed option orders from BX to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in

2. Summary of Significant Accounting Policies (continued)

accounts payable and accrued expenses and the amounts due from options transaction rebates are included in reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates related to derivative trading were $8.8 million for the year ended December 31, 2015.

Also, BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). The Exchange passes these costs along to its customers through its derivative trading fees. BX assesses the fees as a pass-through charge from organizations executing eligible trades the BX Options platform and recognizes this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in receivables from affiliated parties, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on its revenues less transaction rebates, brokerage, clearance and exchange fees on the Consolidated Statement of Income.

As discussed in Note 7, the Exchange's Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, BX, subject to certain caps, provides compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into its platform.

Access Services

The Exchange generates revenues by providing market participants with several alternatives for accessing the Exchange's markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, access revenues vary depending on the type of connection provided to customers. The Exchange also earns revenues from annual and monthly exchange membership and registration fees. Revenues from providing access to BX's markets

and revenues from exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Access revenues are included in access services on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Market Data

Market data revenues include revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The NASDAQ Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The Exchange is one of many participants in the UTP Plan and shares in the net distributable operating income according to the UTP Plan on the same terms as the other plan participants.

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in market data revenues on the Consolidated Statement of Income. These revenues, which are subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants.

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), BX records a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the allowance for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected

2. Summary of Significant Accounting Policies (continued)

material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was a de minimis amount at December 31, 2015.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided using the straight-line method over ten years. Depreciation of acquired software and equipment is provided using the straight-line method over five years. Depreciation of internally developed software is provided using the straight-line method over two to five years. Leasehold improvements are amortized over the lesser of the lease term or ten years.

We also assess potential impairments to our property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in deferred revenue on the Consolidated Balance Sheet.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Exchange based on the assignment of the fair value of the acquired company. The Exchange is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The Exchange tests for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1.

2. Summary of Significant Accounting Policies (continued)

In conducting the 2015 annual impairment test for goodwill, the Exchange first performed a qualitative assessment to determine whether it was more-likely-than-not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Exchange determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Exchange concludes that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by BX's board of directors. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

The Exchange utilized the qualitative assessment option for our annual goodwill impairment test performed for fiscal 2015. In conducting the qualitative assessment, the Exchange analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Exchange assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

2. Summary of Significant Accounting Policies (continued)

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2015. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets, Net

Intangible assets, net of accumulated amortization, primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10–30 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

In conducting the 2015 annual impairment test for indefinite lived intangible assets, the Exchange first performed a qualitative assessment to determine whether it was more-likely–than-not that the fair value of an indefinite-lived intangible asset is less than the carrying amount as a

2. Summary of Significant Accounting Policies (continued)

basis for determining whether it was necessary to perform the quantitative impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Exchange determines that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative test for indefinite-lived intangible assets impairment is performed for the appropriate intangible assets. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the difference.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized on the consolidated financial statements. The Exchange's policy is to recognize interest and/or penalties related to income tax matters in provision for income taxes on the Consolidated Statement of Income.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the

3. Related-Party Transactions (continued)

Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

BX, its parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $1.9 million for the year ended December 31, 2015, and are included in general, administration, and other on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by NES, resulting in payables to affiliated companies. NES is an SEC registered broker-dealer subsidiary of the Parent. The Exchange also earns transaction and access fees from NES for equities shares and option contracts routed to BX, resulting in amounts receivable from affiliated companies. BX earned less than $0.1 million in transaction revenue, net from NES for options contracts routed to BX. BX rebated $0.1 million in transaction and access fees, net to NES for equity shares routed to BX.

A Regulatory Services Agreement ("RSA") exists between BX, The NASDAQ Stock Market LLC and NASDAQ PHLX LLC ("PHLX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2015, BX has recorded a $157.4 million receivable from the Parent and affiliates, representing net revenues associated with operating the Exchange. This balance is presented as receivables from affiliated companies, net on the Consolidated Balance Sheet. Intercompany balances are settled on a periodic basis.

4. Goodwill and Intangible Assets

Goodwill

On August 29, 2008, Nasdaq completed the acquisition of BX for approximately $43.3 million, which included $38.4 million cash paid plus $4.9 million of other costs, subject to certain post-closing adjustments. The acquisition was treated as a purchase for accounting purposes. As a result, push-down accounting was applied for the associated intangibles, related deferred tax liabilities, and goodwill balances.

4. Goodwill and Intangible Assets (continued)

BX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2015. In conducting the initial qualitative assessment, BX analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, BX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2015, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2015.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2015. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the Exchange acquisition. All purchased finite lived intangible assets are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (In Years)
	(In Millions)	
Intangible assets:		
SRO license	$ 48.4	Indefinite
Customer relationships	2.0	17 years
Clearing license	1.4	Indefinite
Total intangible assets	$ 51.8	

The Exchange completed the required annual impairment test, which determined that indefinite-lived intangible assets were not impaired for the year ended December 31, 2015. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair

4. Goodwill and Intangible Assets (continued)

value of the intangible asset. For the year ended December 31, 2015, no impairment was recorded with respect to indefinite-lived or finite-lived intangible assets.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2015		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (0.9)	$ 1.1
Total finite-lived intangible assets	2.0	(0.9)	1.1
Indefinite-lived intangible assets			
SRO license	48.4	–	48.4
Clearing license	1.4	–	1.4
Total indefinite-lived intangible assets	49.8	–	49.8
Total intangible assets	$ 51.8	$ (0.9)	$ 50.9

Amortization expense for purchased finite-lived intangible assets was $0.1 million for the year ended December 31, 2015, and is included in depreciation and amortization on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2015, is as follows (in millions):

2016	$ 0.1
2017	0.1
2018	0.1
2019	0.1
2020	0.1
2021 and thereafter	0.6
Total	$ 1.1

5. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2015
	(In Thousands)
Software, internally developed / acquired	$ 751
Less – accumulated depreciation and amortization	496
Total property and equipment, net of accumulated depreciation	$ 255

For the year ended December 31, 2015, capitalized software amortization expense was $0.2 million and is included in depreciation and amortization on the Consolidated Statement of Income.

6. Income Taxes

The Exchange is included in the consolidated federal income tax return and certain state tax returns of Nasdaq. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange's income tax provision for the year ended December 31, 2015, consists of the following amounts (in thousands):

Current:	
Federal	$ 11,062
State and local	2,558
Total current income taxes	13,620
Deferred:	
Federal	192
State and local	122
Total deferred income taxes	314
Total provision for income taxes	$ 13,934

6. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2015, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	35.0%
State taxes	3.0
Non-controlling interest in partnership	(14.2)
Other	
Effective tax rate	23.8%

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2015
	(In Thousands)
Deferred tax assets:	
State net operating loss	$ 7
Sublease reserve	151
Other	38
Total gross deferred tax assets	196
Deferred tax liabilities:	
Acquired intangible assets	(20,285)
Investment in partnership	(1,034)
Other	(101)
Total gross deferred tax liabilities	(21,420)
Net deferred tax liabilities before valuation allowance	(20,224)
Less: valuation allowance	(7)
Net deferred tax liabilities	$ (21,231)

As of August 29, 2008, a $0.1 million current deferred tax liability and a $20.7 million non-current deferred tax liability (total deferred tax liability of $20.8 million) had been established against the $50.4 million value of BX's assets and total deferred tax liabilities of $0.8 million had been established against the $1.9 million value of Clearing Corporation's

6. Income Taxes (continued)

intangible assets. The deferred tax liabilities represent the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($52.3 million) and the tax basis ($0) of such assets. The estimated amount of $21.5 million is determined by multiplying the difference of $52.3 million by the BX combined federal and state statutory tax rate of 41.2%. As of December 31, 2015, the total deferred tax liability with regards to intangible assets is $20.3 million.

As of December 31, 2015, the Exchange established a valuation allowance against certain DTA's related to net operating loss carry forwards as it is not more-likely-than-not that the deferred tax asset will be utilized in later years.

For the periods after August 29, 2008, the Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq. Nasdaq federal income tax returns for the years 2011 through 2013 are currently under audit by the Internal Revenue Service and we are subject to examination for 2014. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2013 and are subject to examination for 2014.

Federal and state income tax liabilities of $13.6 million were settled through intercompany accounts.

At December 31, 2015, the Exchange has accrued no interest and/or penalties related to income tax matters.

7. Commitments and Contingencies

General Litigation and Regulatory Matters

Self-Regulatory Organizations in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market LLC, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

7. Commitments and Contingencies (continued)

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and because of settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

General Litigation and Regulatory Matters

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading in Note 2.

BX may be involved in litigation arising in the normal course of business. BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2015.

7. Commitments and Contingencies (continued)

Operating Leases

BX had a facility lease agreement for a property in Woburn, MA (the "Woburn Lease"), a non-cancelable lease, which contained escalation clauses based on increases in property taxes and building operating costs. The Woburn Lease expired in December 2015.

8. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the Exchange.

The markets in which BX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, BX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If BX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, BX's failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its market technology business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

8. Risks and Uncertainties (continued)

BX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that BX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on BX's business, financial condition and operating results. BX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

9. Fair Value of Financial Instruments

The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, net of reserve for uncollectible accounts, receivables from affiliated parties, net, accounts payable and accrued expenses, section 31 fees payable to the SEC and other accrued liabilities, are reported at their contractual amounts, which approximate fair value due to the short-term nature of these assets and liabilities.

10. Subsequent Events

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events*.